

Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 28, 2024

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, a substantially similar exemption was granted for NYSE Chicago.[2] Pursuant to such exemptions, the Exchanges are providing, as a supplement under separate cover, an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart"). The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

The Exchanges note that, although such entities are on the ICE Organizational Chart, Exhibit D ("Ex. D") does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), or ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5. Additionally, this Ex. D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g). Ex. D also does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656. 2938 I Fax: +1 212.656.8101
ice.com

In addition, Ex. D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, even though they were not on the ICE Organizational Chart as they were in existence during the year ended December 31, 2023 but have since been dissolved.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

| Form 1
Page 1
Execution
Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed
(MM/DD/YY):
06/28/24 | OFFICIAL
USE
ONLY |

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

   24010790

3. Provide the applicant's mailing address (if different):

   N/A

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Corporate Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☑ Limited Liability Company   ☐ Other (specify): _____

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 _____ (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/28/24   NYSE American LLC
       (MM/DD/YY)   (Name of applicant)

By: _____   Martha Redding, Corporate Secretary
        (Signature)   (Printed Name and Title)

Subscribed and sworn before me this _28th_ day of _June_ , _2024_ by _Patrick Troy_
                                              (Month)   (Year)   (Notary Public)

My Commission expires _8/29/24_ County of _Westchester_ State of _New York_

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable

Patrick J. Troy
Notary Public, State of New York
Reg. No. 02TR6184992
Qualified in Westchester County
Commission Expires August 29, 2024

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE AMERICAN LLC

June 2024

EXHIBIT D

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

The unconsolidated financial statements for each subsidiary or affiliate of NYSE American LLC for the last fiscal year follow, with the following exceptions.

This Exhibit D does not include the financial statements of Archipelago Securities LLC, Archipelago Trading Services, Inc., ICE Bonds and Securities Corporation (f/k/a Creditex Securities Corporation), and ICE Securities Execution & Clearing, LLC because such entities submitted annual financial statements pursuant to Commission Rule 17a-5.

Additionally, this Exhibit D does not include the financial statements of ICE Trade Vault, LLC because this entity submitted an annual financial statement pursuant to 17 CFR 240.13n-11(f) and 17 CFR 240.13n-11(g).

This Exhibit D includes the financial statements for Monty Badger, LLC, OB Acquisition, LLC, and Optimal Blue Holdco, LLC, as they were in existence during the year ended December 31, 2023 but have since been dissolved.

This Exhibit D does not include the financial statements of Closing Technology & Services, Inc. because such entity was not an affiliate of the Exchange during the year ended December 31, 2023.



NYSE AMEX Options LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,462
Accounts Receivable, Net of Allowance		539
Prepaid Expenses and Other Current Assets		86
Due from affiliates, net		275,135
Income tax receivable		1,405
Current assets		278,627

NON-CURRENT ASSETS:

Goodwill	89,412
Investment in subsidiary	59,971
Other non-current assets	149,383
Assets	428,010

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	96
SEC fees payable	2,762
Deferred revenue	109
Current liabilities	2,967

NON-CURRENT LIABILITIES:

Other non-current liabilities	0
Non-Current liabilities	0
Liabilities	2,967

Noncontrolling Interest	(27,418)

SHAREHOLDERS EQUITY:

Additional paid-in capital		529
Retained earnings		451,932
Equity		452,461
Total liabilities and equity	$	428,010

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE AMEX Options LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	71,138
Data services fees, net		7,712
Other revenues		30,949
Transaction based expenses		(8,355)
Total revenue, less transaction-based expenses		**101,444**
Professional services		30
Technology and communication		1,307
Selling, general and administrative		(75)
Affiliate expense		29,999
Operating expenses		**31,261**
Operating income		**70,183**
Intercompany Interest income		5,142
Other expense, net		**5,142**
Pre-tax net income		**75,325**
Income tax expense		653
Net income		**74,672**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,928
Accounts Receivable, Net		13
Current assets		1,941

NONCURRENT ASSETS:

Goodwill		3,159
Other Intangibles, Net		955
Noncurrent assets		4,114
Total assets	$	6,055

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Due to affiliates, net		98
Deferred Revenue		10
Current liabilities		108

NONCURRENT LIABILITIES:

Deferred Tax Liabilities Non Current		249
Noncurrent liabilities		249
Total liabilities	$	357

EQUITY:

Retained earnings		5,698
Total equity		5,698
Total liabilities and equity	$	6,055

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Andrew Kalotay Associates, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Fixed Income Data Services	724
Total Revenue	724
Technology and communications	9
Rent and other occupancy	(1)
Selling, general and administration	9
Amortization and depreciation	358
Operating expenses	375
Operating income	349
Income Tax Expense	63
Net income	$ 286

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BAKKT Management Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Ballista Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

OTHER NONCURRENT ASSETS

Investment in affiliate		3,103
Goodwill		1,131
Other noncurrent assets		4,234
Total assets	$	**4,234**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates	$	4,691
Current liabilities		4,691
Total liabilities		**4,691**

EQUITY:

Retained deficit		(457)
Equity		**(457)**
Total liabilities and equity	$	**4,234**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurrir adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchar Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchan Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form : previously filed with the Securities and Exchange Commission.



Ballista Holdings, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

OPERATING EXPENSES:

Selling, general & administration	$ -
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BKFS I Services, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	157
Prepaid expenses and other current assets		1,123
Current assets		1,280
Assets		1,280

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	81
Accrued salaries and benefits	10,835
Other Current Liabilities	730
Current liabilities	11,646
Liabilities	11,646

SHAREHOLDERS EQUITY:

Additional paid-in capital		(9,975)
Retained deficit		(391)
Equity		(10,366)
Total liabilities and equity	$	1,280

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



BKFS I Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		**-**
Compensation and benefits		15
Professional services		222
Selling, general and administrative		154
Operating expenses		**391**
Operating loss		**(391)**
Net loss		**(391)**

(1) Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Data & Analytics, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	$	21,333
Prepaid expenses and other current assets		35
Current assets		21,368

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	5,610
Accumulated depreciation	(251)
Property and equipment, net	5,359

NON-CURRENT ASSETS:

Deferred contract costs	2,962
Other non-current assets	2,962
Assets	29,689

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,165
Accrued salaries and benefits	8,073
Other Current Liabilities	3,943
Income Tax Payable	22
Deferred revenue	3,573
Current liabilities	18,776

NON-CURRENT LIABILITIES:

Other non-current liabilities	40
Deferred revenue - long term	174
Non-current liabilities	214
Liabilities	18,990

SHAREHOLDERS EQUITY:

Additional paid-in capital		(147,565)
Retained earnings		158,264
Equity		10,699
Total liabilities and equity	$	29,689

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Data & Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	150,864
Affiliate revenue		383
Total revenue		**151,247**
Compensation and benefits		48,783
Technology and communication		44,561
Rent and occupancy		537
Selling, general and administrative		7,626
Depreciation and amortization		12,119
Affiliate expense		24,749
Operating expenses		**138,375**
Operating income		**12,872**
Interest income		46
Other income, net		145,346
Other income, net		**145,392**
Net income		**158,264**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	10
Due from affiliates		13,640
Income tax receivable		152,808
Current assets		166,458
Assets		166,458

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Other current liabilities	-
Current liabilities	-
Liabilities	-

SHAREHOLDERS EQUITY:

Additional paid-in capital	(1,240,763)
Retained earnings	(95)
Accumulated other comprehensive income	1,407,316
Equity	166,458
Total liabilities and equity	$ 166,458

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		-
Selling, general and administrative		4
Operating expenses		4
Operating loss		(4)
Pre-tax net loss		(4)
Income tax expense		91
Net loss		(95)

.

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Other current assets		$ -
	Current assets	-
	Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		1
	Current liabilities	1
	Liabilities	1

SHAREHOLDERS EQUITY:

Additional paid-in capital		(215,611)
Retained earnings		215,610
	Equity	(1)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Financial Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		-
Selling, general and administrative		1
Operating expenses		1
Operating loss		(1)
Net loss before equity earnings		(1)
Equity Earnings in Subsidiaries		215,611
Net income		215,610

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Government Solutions, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Other current assets		$ -
	Current assets	-
	Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		2
	Current liabilities	2
	Liabilities	2

SHAREHOLDERS EQUITY:

Additional paid-in capital		(2)
	Equity	(2)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Income tax receivable	$	3,007
Current assets		3,007

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	1,128,500
Accumulated depreciation	(39,371)
Property and equipment, net	1,089,129

NON-CURRENT ASSETS:

Goodwill	9,379,818
Other intangibles, net	3,157,663
Other non-current assets	559,941
Other non-current assets	13,097,422
Assets	14,189,558

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	$	1,254,308
Other non-current liabilities		11,635
Non-current liabilities		1,265,943
Liabilities		1,265,943

SHAREHOLDERS EQUITY:

Contributed capital	11,537,864
Retained earnings	1,385,751
Equity	12,923,615
Total liabilities and equity	14,189,558

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$ -
Total revenue	**-**
Compensation and benefits	21
Depreciation and amortization	140,967
Operating expenses	**140,988**
Operating loss	**(140,988)**
Pre-tax net loss	**(140,988)**
Income tax benefit	40,919
Net loss	**(100,069)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight InfoServ, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3,008
Due from affiliates		4,118
Prepaid expenses and other current assets		38
Income tax receivable		5,892
Current assets		13,056

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	174
Accumulated depreciation	(11)
Property and equipment, net	163

NON-CURRENT ASSETS:

Other non-current assets	710,543
Deferred tax assets	98,600
Other non-current assets	809,143
Assets	822,362

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	57,149
Other Current Liabilities	20,234
Income Tax Payable	456
Current liabilities	77,839

NON-CURRENT LIABILITIES:

Other non-current liabilities	32,087
Long Term Debt	1,121,987
Non-current liabilities	1,154,074
Liabilities	1,231,913

SHAREHOLDERS EQUITY:

Additional paid-in capital		(113,113)
Retained deficit		(296,048)
Accumulated other comprehensive income		(390)
Equity		(409,551)
Total liabilities and equity	$	822,362

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight InfoServ, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology		$ -
	Total revenue	**-**
Professional services		35
Rent and occupancy		2,159
Selling, general and administrative		227,448
Depreciation and amortization		33
	Operating expenses	**229,675**
	Operating loss	**(229,675)**
Interest income		24,281
Affiliate interest income		6,744
Interest expense		(110,112)
Other income, net		33,746
	Other income, net	**(45,341)**
	Pre-tax net loss	**(275,016)**
Income tax expense		90,734
	Net loss before equity earnings	**(365,750)**
Equity Earnings in Subsidiaries		(1,906)
	Net loss	**(367,656)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight IP Holding Company, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Other current assets		$ -
	Current assets	-
	Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		2
	Current liabilities	2
	Liabilities	2

SHAREHOLDERS EQUITY:

Additional paid-in capital		(2)
	Equity	(2)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Servicing Technologies, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,208
Accounts receivable, net of allowance		111,624
Prepaid expenses and other current assets		19,921
Income tax receivable		28
Current assets		132,781

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	130,131
Accumulated depreciation	(6,892)
Property and equipment, net	123,239

NON-CURRENT ASSETS:

Other non-current assets	9,870
Deferred contract costs	7,198
Other non-current assets	17,068
Assets	273,088

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	212
Accrued salaries and benefits	17,095
Other Current Liabilities	20,284
Deferred revenue	26,692
Current liabilities	64,283

NON-CURRENT LIABILITIES:

Other non-current liabilities	269
Deferred revenue - long term	20,765
Non-current liabilities	21,034
Liabilities	85,317

SHAREHOLDERS EQUITY:

Additional paid-in capital		(257,516)
Retained earnings		445,287
Equity		187,771
Total liabilities and equity	$	273,088

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Servicing Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	874,698
Total revenue		**874,698**
Compensation and benefits		255,573
Technology and communication		80,504
Rent and occupancy		10,607
Selling, general and administrative		14,573
Depreciation and amortization		89,200
Affiliate expense		(20,748)
Operating expenses		**429,709**
Operating income		**444,989**
Interest income		302
Other income, net		**302**
Net income		**445,291**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Technologies, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Accounts receivable, net of allowance	$	8,287
Prepaid expenses and other current assets		67,917
Current assets		76,204
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		1,972
Accumulated depreciation		(125)
Property and equipment, net		1,847
NON-CURRENT ASSETS:		
Other intangibles, net		(2,082)
Other non-current assets		1,134
Deferred contract costs		284
Other non-current assets		(664)
Assets		77,387
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accrued salaries and benefits		34,360
Other Current Liabilities		5,971
Income Tax Payable		1,893
Deferred revenue		3,450
Current liabilities		45,674
NON-CURRENT LIABILITIES:		
Other non-current liabilities		244
Deferred revenue - long term		563
Non-current liabilities		807
Liabilities		46,481
SHAREHOLDERS EQUITY:		
Retained earnings		31,334
Accumulated other comprehensive income		(428)
Equity		30,906
Total liabilities and equity	$	77,387

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Black Knight Technologies, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	64,286
Total revenue		**64,286**
Compensation and benefits		225,809
M&A		33,445
Technology and communication		25,902
Rent and occupancy		735
Selling, general and administrative		98,292
Depreciation and amortization		13,468
Affiliate expense		(2,037)
Operating expenses		**395,614**
Operating loss		**(331,328)**
Interest income		240
Interest expense		(1)
Other income, net		(11,152)
Other income, net		**(10,913)**
Net loss before equity earnings		**(342,241)**
Equity Earnings in Subsidiaries		(118)
Income/(Expense) from Discontinued Operations		(4,293)
Net loss		**(346,652)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliate	$	1
Current liabilities		1
Total liabilities		**1**

EQUITY:

Member capital		2,703
Retained deficit		(2,704)
Equity		**(1)**

Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



BRIX Holding Company, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

.

OTHER EXPENSE:

Other expense	-
Other expense	-
Net loss	$ 0

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Balance Sheet
Year Ended December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due from affiliate	$	146
Current assets		146
OTHER NON-CURRENT ASSETS		
Goodwill		5,402
Other non-current assets		5,402
Total assets	$	**5,548**
LIABILITIES AND EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Accrued salaries and benefits		1
Current liabilities		3
Total liabilities		**3**
EQUITY:		
Contributed capital		28,956
Retained deficit		(23,411)
Equity		**5,545**
Total liabilities and equity	$	**5,548**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chatham Energy, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

REVENUES:		
Revenue from affiliate	$	539
Operating revenues		**539**
OPERATING EXPENSES:		
Compensation and benefits		329
Professional services		7
Rent and occupancy		76
Technology and communication		30
Selling, general and administrative		12
Intercompany affiliate expense		47
Operating expenses		**501**
Net income	$	38

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Exchange, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	49
Prepaid Expenses and Other Current Assets		5
Income tax receivable		4
Due from affiliates, net		730
Current assets		788

OTHER NON-CURRENT ASSETS

Investment in subsidiary		33,332
Other non-current assets		33,332
Total assets	$	34,120

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		0

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non-current		6,825
Non-current liabilities		6,825
Total liabilities		6,825

EQUITY:

Contributed capital		1,950
Retained earnings		21,838
Accumulated other comprehensive income		3,507
Equity		27,295
Total liabilities and equity	$	34,120

f management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring
ecessary to fairly present our financial position and results of operations for the period presented. Certain information
ed in financial statements prepared in accordance with accounting principles generally accepted in the United States of
een condensed or omitted. These financial statements do not include income taxes accounting and equity method
balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange,
e parent company) at that date but does not include all of the information required by generally accepted accounting
mplete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange,
tements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-
d with the Securities and Exchange Commission.



TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general & administration		20
Operating expenses		**20**
Operating loss		**(20)**
OTHER EXPENSE:		
Other expense		**0**
Pre-tax net loss		**(20)**
Income tax benefit		2,246
Net income	$	**2,226**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Chicago Climate Futures Exchange, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
OTHER NON-CURRENT ASSETS		
Investment in subsidary		2,529
Other non-current assets		2,529
Total Assets	$	2,529
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates	$	-
Current liabilities		-
Total liabilities		-
EQUITY:		
Retained earnings		2,529
Member Equity		2,529
Total Liabilities and Member Equity	$	2,529

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Chicago Climate Futures Exchange, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	-
Due from affiliates, net		-
Current assets		-
Total assets		-

LIABILITIES and EQUITY

Equity:

Retained earnings		-
Total equity		-
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CHXBD, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Collateral Analytics, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Accounts receivable, net of allowance	$	1,811
Prepaid expenses and other current assets		2,234
Income tax receivable		239
Current assets		4,284

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		430
Accumulated depreciation		(12)
Property and equipment, net		418

NON-CURRENT ASSETS:

Other non-current assets		7
Deferred contract costs		137
Other non-current assets		144
Assets		4,846

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	48
Accrued salaries and benefits		130
Other Current Liabilities		318
Deferred revenue		118
Current liabilities		614
Liabilities		614

SHAREHOLDERS EQUITY:

Additional paid-in capital		3,676
Retained earnings		558
Equity		4,234
Total liabilities and equity	$	4,848

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Collateral Analytics, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology	$	15,723
Total revenue		**15,723**
Compensation and benefits		9,909
Professional services		91
Technology and communication		2,197
Rent and occupancy		18
Selling, general and administrative		212
Depreciation and amortization		3,013
Affiliate expense		(275)
Operating expenses		**15,165**
Operating income		**558**
Net income		**558**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Commodities Exchange Center
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total Assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member equity		1
Total member equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



CREDIT MARKET ANALYSIS USA, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	2,164
Income tax receivable		44
Current assets		2,208

PROPERTY AND EQUIPMENT

Property and equipment cost	1,354
Accumulated depreciation	(1,351)
Property and equipement, net	3

OTHER NON-CURRENT ASSETS:

Deferred tax assets- noncurrent	1,027
Other non-current assets	1,027
Assets	3,238

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	122
Due to affiliates, net	4,180
Current liabilities	4,302

SHAREHOLDERS EQUITY:

Contributed capital		651
Retained deficit		(1,715)
Equity		(1,064)
Total liabilities and equity	$	3,238

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDIT MARKET ANALYSIS USA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Affiliate income	$	689
Total revenue		**689**
Compensation and benefits		693
Rent and Other Occupancy		61
Selling, general and administrative		3
Depreciation and amortization		2
Operating expenses		**759**
Operating loss		**(70)**
Other income, net		(2)
Other income, net		**(2)**
Pre-tax net loss		**(72)**
Income tax benefit		(15)
Net loss		**(57)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents		$	13,493
Prepaid expenses and other current assets			80
Current income tax receivable			242
	Current assets		13,815

PLANT PROPERTY AND EQUIPMENT:

Operating Lease Right of Use Asset			2,452
Property and equipment cost			43,072
Accumulated depreciation			(34,038)
	Property and equipment, net		11,486

OTHER NON-CURRENT ASSETS:

Goodwill			358,772
Other noncurrent assets			582
	Other non-current assets		359,354
	Assets		384,655

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities			151
Accrued salaries and benefits			7,534
Other Current Liabilities			1,180
Due to affiliates, net			13,076
	Current liabilities		21,941

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent			32,902
Other Non Current Liabilities			1,316
	Non-current liabilities		34,218
	Liabilities		56,159

EQUITY:

Additional Paid in Capital			44,340
Contributed capital			407,326
Retained deficit			(124,863)
Accumulated other comprehensive income			1,693
	Equity		328,496
	Total liabilities and equity	$	384,655

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX GROUP, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total Fixed Income & Data Services Revenues	$	62
Affiliate revenue		31,072
Total revenue		31,134
Compensation and benefits		27,569
Professional services		193
Technology and communications		293
Rent and other occupancy		1,031
Selling, general & administration		432
Amortization & depreciation expense		5,633
Service & license fees to affiliate		4,750
Operating expenses		39,901
Operating loss		(8,767)
Interest income		379
Interest income from affiliates		2,298
Other income, net		69
Other income, net		2,746
Pre-tax net loss		(6,021)
Income tax expense		1,490
Net loss	$	(7,511)

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Creditex Holdco, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Member equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(In thousands)

ASSETS:

Cash and cash equivalents	$	1,231
Accounts receivable, net of allowance		1,621
Due from affiliates, net		91,812
Assets	$	94,664

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	-
Current liabilities		-
Liabilities		-
Contributed capital		90,241
Retained earnings		4,423
Equity	$	94,664
Total liabilities and equity	$	94,664

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITEX, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Fixed Income & Data Services Revenues	$	4,262
Total revenue		4,262
Selling, general & administration		223
Affiliate expense		93
Operating expenses		316
Operating income		3,946
Other income, net		27
Pre-tax net income		3,973
Net income	$	3,973

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:

Income Tax Receivable		3
Due from affiliates, net		6,592
	Current Assets	6,595

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent		$	544
	Other noncurrent assets		544
	Assets	$	7,139

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		-
	Current liabilities	-

EQUITY:

Contributed Capital		201,492
Retained deficit		(194,935)
Accumulated other comprehensive income		582
	Equity	7,139
	Total liabilities and equity	$ 7,139

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CREDITTRADE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$ -
	-
Operating expenses	-
Operating income	-
Other income, net	45
Pre-tax net income	45
Income tax expense	359
Net loss	$ (314)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




DCFB LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)


ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.




eCops, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)


ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

MEMBER EQUITY:

Member capital		1
Member Equity		1
Total Member Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Electric Railroad LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.




eMBS LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)


CURRENT ASSETS:

Other current assets		$ -
	Current assets	-
	Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates		10,226
	Current liabilities	10,226
	Liabilities	10,226

SHAREHOLDERS EQUITY:

Additional paid-in capital		(9,331)
Retained earnings		(895)
	Equity	(10,226)
	Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



eMBS LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology	$	-
Total revenue		**-**
Technology and communication		7
Depreciation and amortization		888
Operating expenses		**895**
Operating loss		**(895)**
Net loss		**(895)**

.

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Enterprises Aviation, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets		134
Income Tax Receivable		70
Due from affliliate, net		2,136
Current assets		2,340
NON-CURRENT ASSETS:		
Deferred Tax Asset		80
Non-current assets		80
Total assets	$	**2,420**
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		30
Accrued salaries and benefits		269
Current liabilities		**299**
EQUITY:		
Contributed capital		1,394
Retained earnings		727
Equity		**2,121**
Total liability and equity	$	**2,420**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.




Enterprises Aviation, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)


TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		(8)
Operating expenses		(8)
Pre-tax net loss		8
Income tax benefit		32
Net Loss	$	(24)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



essDOCS Amercias Limited
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	4
Income Tax Receivable		-
Current assets		4
Total assets	$	4
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilites		-
Due to affiliates, net	$	576
Current liabilities		576
NONCURRENT LIABILITIES:		
Deferred Tax Liabilities Non Current		22
Noncurrent liabilities		22
Total liabilities	$	598
EQUITY:		
Retained deficit		(594)
Total equity		(594)
Total liabilities and equity	$	4

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



essDOCS Amercias Limited
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

.

Revenue:	
Transaction fees, net	-
Total Revenue	-
Expenses:	
Professional services	(1)
Operating expenses	(1)
Other Income Net	-
Operating income	1
Income Tax Expense	1
Net income	$ -

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



FINRA/NYSE Trade Reporting Facility LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Guaranty Clearing Corporation
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets	$	1
Total assets		1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



Hawk Enterprises 1, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Hawk Enterprises 2, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Hercules Solutions LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

NONCURRENT ASSETS:	
Other Intangibles, Net	2,969
Investment in subsidiary	151
Noncurrent assets	3,120
Total assets	$ 3,120
LIABILITIES and EQUITY:	
CURRENT LIABILITIES:	
Due to affiliates, net	$ 336
Current liabilities	336
Total liabilities	$ 336
EQUITY:	
Retained earnings	2,784
Total equity	2,784
Total liabilities and equity	$ 3,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Hercules Solutions LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Technology and communications	66
Rent and Other Occupancy	5
Amortization and depreciation	1,187
Operating expenses	1,258
Operating loss	(1,258)
Net loss	$ (1,258)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Highway Networks LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE 4165, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

OTHER NON-CURRENT ASSETS:

Operating Lease Right of Use Asset	1,032
Property and Equipment	12,674
Accumulated depreciation	(4,284)
Other Non Current Assets	13
Non-current assets	9,435
Total assets	9,435

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accrued payable and Accrued Liabilities	$	43
Other Current Liabilities		61
Due to affilates, net		1,448
Current liabilities		1,552

NON CURRENT LIABILITIES:

Other Non current liabilities	$	989
Non Current liabilities		989

EQUITY:

Member capital	6,894
Equity	**6,894**
Total liabilities and equity	$ 9,435

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 4165, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, general, and administrative		196
Amortization and Depreciation		670
Operating expenses		866
Operating loss		(866)
Pre-tax net loss		(866)
Income tax expense		0
Net loss	$	(866)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost		142,536
Accumulated depreciation		(74,854)
Property and equipment, net		67,682

NON-CURRENT ASSETS

Other non-current assets		138
Non-current assets		138
Total assets	$	67,820

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	897
Due to affiliate, net		9,417
Current liabilities		10,314
Total liabilities		10,314

EQUITY:

Contributed capital		37,776
Retained earnings		19,730
Equity		57,506
Total liabilities and equity	$	67,820

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE 5660, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

.

OPERATING EXPENSES:

Professional Services	711
Rent and other occupancy	4,046
Selling, general and administrative	2,120
Amortization and depreciation expense	6,604
Operating expenses	**13,481**
Net loss	$ (13,481)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	931
Income Tax receivable		29
Prepaid expenses and other current assets		167
Current assets		1,127

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	1,890
Accumulated depreciation	(1,649)
Property and equipment, net	241

NON-CURRENT ASSETS:

Goodwill	1,126
Deferred tax assets - noncurrent	689
Other non-current assets	1,815
Assets	3,183

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	56
Accrued salaries and benefits	308
Due to affiliates, net	20,256
Current liabilities	20,620
Liabilities	20,620

SHAREHOLDERS EQUITY:

Contributed capital		497
Retained deficit		(17,934)
Equity		(17,437)
Total liabilities and equity	$	3,183

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Atrium Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$ -
Total revenue	**0**
Compensation and benefits	1,483
Professional Services	(1)
Technology and communication	838
Rent and occupancy	121
Selling, general and administrative	7
Depreciation and amortization	187
Affiliate expense	431
Operating expenses	**3,066**
Operating loss	**(3,066)**
Other expense (income), net	33
Other expense, net	**33**
Pre-tax net loss	**(3,099)**
Income tax benefit	588
Net loss	**(2,511)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliate, net	$	338
Current assets		338
Assets		338

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		338
Equity		338
Total liabilities and equity	$	338

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE BRAZIL TECHNOLOGY, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenue	$ -
Selling, general and administrative	-
Operating expenses	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	231,956
Cash - clearing member deposits		31,369,902
Accounts receivable, net of allowance		8,014
Restricted Cash		106,200
Prepaid expenses and other current assets		19,525
Current Assets		31,735,597

PLANT PROPERTY AND EQUIPMENT:

Property and equipment cost	72,421
Accumulated depreciation	(56,566)
Property and equipment, net	15,855

OTHER NONCURRENT ASSETS:

Restricted cash long term	50,000
Other noncurrent assets	50,000

Assets	$	31,801,452

LIABILITIES and MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	117,646
Accrued salaries and benefits		5,781
Due from affiliates, net		10,011
Margin deposits and guaranty funds		31,369,902
Deferred revenue		3,737
Current liabilities		31,507,077

NONCURRENT LIABILITIES:

Other Non Current Liabilities	0
Noncurrent liabilities	0

Liabilities	31,507,077

EQUITY:

Contributed capital	126,800
Retained earnings	167,575
Total equity	294,375

Total liabilities and equity	$	31,801,452

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear Credit LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Credit and Other	$	324,052
Fixed Income Data Services		364
Affiliate revenue		2,522
Total Revenue		326,938
Expenses:		
Compensation and benefits		17,650
Professional services		993
Technology and communication		6,514
Rent and occupancy		1,327
Selling, general and administrative		2,037
Depreciation and amortization		9,731
Service and license fees to affiliates		33,154
Operating Expenses		71,406
Operating Income		255,532
Other income, net		9,396
Pre-Tax Net Income		264,928
Income tax expense		-
Net Income	$	264,928

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Cash and cash equivalents	32,927
Margin deposits and guaranty funds	5,302,193
Restricted Cash	111,600
Accounts receivable, net of allowance	45,094
Current income tax receivable	79
Prepaid expenses and other current assets	3,846
Current assets	5,495,739
Other non-current assets:	
Restricted Cash LT	74,560
Deferred tax asset - noncurrent	5,821
Other non-current assets	80,381
Total assets	5,576,120
Current liabilities:	
Accounts payable and accrued liabilities	23,344
Accrued salaries and benefits	2,308
Margin deposits and guaranty funds	5,302,193
Deferred Revenue	1,550
Due to affiliates, net	31,951
Current liabilities	5,361,346
NONCURRENT LIABILITIES:	
Other noncurrent liabilities	22,888
Noncurrent Liabilities	22,888
Total liabilities	5,384,234
Equity:	
Contributed capital	70,193
Retained earnings	121,693
Total equity	191,886
Total liabilities and equity	5,576,120

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Clear U.S., Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	325,845
Other revenues		27,030
Service and license fees for affiliates		1,512
Total revenues		354,387
Expenses:		
Compensation and benefits		10,990
Professional services		1,466
Technology and communication		1,192
Rent and occupancy		1,495
Selling, general and adminstrative		2,794
Service and license fees to affiliates		63,984
Operating expenses		81,921
Operating income		272,466
Other income, net		12,055
Interest expense to affiliates		(1,202)
Other income, net		10,853
Pre-tax net income		283,319
Income tax expense		63,514
Net income	$	219,805

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit Hub, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS	
Due from affiliate, net	60
Income Tax Receivable	1
	61
PROPERTY PLANT AND EQUIPMENT:	
Property and equipment cost	1,283
Accumulated depreciation	(1,283)
Property and equipment net	0
OTHER NONCURRENT ASSETS	
Goodwill	4,776
Other noncurrent assets	4,776
Total assets	$ 4,837
LIABILITIES AND MEMBER EQUITY:	
EQUITY:	
Contributed capital	8,940
Retained deficit	(4,103)
Equity	4,837
Total liabilities and equity	$ 4,837

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan; Commission.



ICE Credit Hub, LLC
Income Statement
As Of December 31, 2023
(Unaudited)
(In thousands)

OPERATING EXPENSES:		
Amortization & depreciation expense		0
Operating expenses		**0**
Other Income net		**(1)**
Pre-tax net loss		**(1)**
Income tax expense		1
Net loss	$	**(2)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Credit SEF LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incom
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



ICE Data Analytics, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net	3,106
Prepaid expenses and other current assets	131
Income tax receivable	14
Due from affiliates, net	6,042
Current assets	9,293

Property and equipment:

Property and equipment cost	63,492
Accumulated depreciation	(47,292)
Operating Lease Right of Use Asset	432
Property and equipment, net	16,632

Other non-current assets:

Other noncurrent assets	6
Other non-current assets	6

Total assets	$	25,931

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	494
Accrued salaries and benefits	4,327
Other Current Liabilities	446
Deferred revenue	26
Current liabilities	5,293

Non-current liabilities:

Other noncurrent liabilities	3,530
Non-current liabilities	3,530

Total liabilities	8,823

Equity:

Contributed capital	10,070
Retained earnings	7,038
Total equity	17,108

Total liabilities and equity	$	25,931

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Analytics, LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	28,113
Affiliate revenue		61
Total revenues		28,174
Expenses:		
Compensation and benefits		10,157
Professional services		574
Technology and communication		1,519
Rent and occupancy		574
Selling, general and administrative		599
Depreciation and amortization		10,376
Operating expenses		23,799
Operating income		4,375
Other income, net		(3)
Pre-tax net income		4,372
Income tax expense		7
Net income	$	4,365

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Accounts receivable, net		13,403
Prepaid expenses and other current assets		196
Current assets		13,599
Property and equipment:		
Property and equipment cost		22,714
Accumulated depreciation		(17,341)
Property and equipment, net		5,373
Other non-current assets:		
Other noncurrent assets		177
Deferred tax assets- non-current		7,409
Other non-current assets		7,586
Total assets	$	26,558

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities		3,143
Accrued salaries and benefits		6,326
Income Tax Payable		1
Due to affiliates, net		4,806
Current liabilities		14,276
Equity:		
Contributed capital		9,403
Retained earnings		2,879
Total equity		12,282
Total liabilities and equity	$	26,558

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Connectivity & Feeds, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	52,268
Total revenues		52,268
Expenses:		
Compensation and benefits		27,544
Professional services		98
Technology and communication		6,633
Rent and occupancy		801
Selling, general and administrative		1,363
Depreciation and amortization		3,180
Affiliate expense		12,802
Operating expenses		52,421
Operating loss		(153)
Other income, net		(377)
Other expense, net		(377)
Pre-tax net loss		(530)
Income tax expense		2,936
Net loss	$	(3,466)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ (7)
Accounts receivable, net	18,899
Prepaid expenses and other current assets	284
Current Income Tax Receivable	29
Current assets	**19,205**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	75,954
Accumulated depreciation	(58,340)
Property and equipment, net	**17,614**

OTHER NON-CURRENT ASSETS:

Goodwill	306,722
Other intangibles, net	2,052
Other non-current assets	7
Deferred Income Tax Asset Non Current	1,755
Other non-current assets	**310,536**
Total assets	**$ 347,355**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$ 1,272
Accrued salaries and benefits	317
Due to affiliate, net	19,398
Deferred revenue	30,857
Current liabilities	**51,844**

NON-CURRENT LIABILITIES:

Other non-current liabilities	1,399
Non-current liabilities	**1,399**
Total liabilities	**53,243**

EQUITY:

Additional paid-in-capital	22,305
Retained earnings	271,807
Total equity	**294,112**
Total Liabilities and equity	**$ 347,355**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Derivatives, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$	75,327
Affiliate revenue		25
Total revenue		**75,352**
Compensation and benefits		1,714
Professional services		262
Technology and communication		9,924
Rent and occupancy		24
Selling, general and administrative		(243)
Depreciation and amortization		11,615
Affiliate expense		39,646
Operating expenses		**62,942**
Operating loss		**12,410**
Other expense, net		(646)
Other income, net		**(646)**
Pre-tax net loss		**11,764**
Income tax expense		2,407
Net income		**9,357**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	689
Accounts receivable, net of allowance		36,649
Due from affiliates, net		97,740
Income Tax Receivable		25
Prepaid expenses and other current assets		607
Current assets		135,710

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	22,810
Accumulated depreciation	(15,124)
Property and equipment, net	7,686

NON-CURRENT ASSETS:

Goodwill	90,895
Other intangibles, net	12,312
Other non-current assets	103,207
Assets	246,603

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	3,119
Accrued salaries and benefits	4,135
Deferred revenue	35
Current liabilities	7,289

NON-CURRENT ASSETS:

Other non-current liabilities	203
Liabilities	7,492

SHAREHOLDERS EQUITY:

Additional paid in capital		8,092
Retained earnings		231,019
Equity		239,111
Total liabilities and equity	$	246,603

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Indices, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	$	116,772
Affiliate revenues		2,049
Total revenue		**118,821**
Compensation and benefits		12,774
Professional services		183
Technology and communication		11,131
Rent and Other Occupancy		535
Selling, general and administrative		(674)
Depreciation and amortization		5,229
Affiliate expenses		4,456
Operating expenses		**33,634**
Operating income		**85,187**
Affiliate interest income		3,125
Other expense		(41)
Other expense, net		**3,084**
Pre-tax net income		**88,271**
Income tax expense		24
Net income		**88,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Investment Group, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and Cash Equivalents		(22)
Accounts Receivable, net		16,234
Prepaid Expenses and Other Current Assets		58
Due from affiliates, net		86,243
Income Tax Receivable		50
Current Assets		102,563
PROPERTY PLANT AND EQUIPMENT:		
Property and equipment cost		79
Accumulated depreciation		(79)
Property and equipment net		-
OTHER NONCURRENT ASSETS:		
Goodwill		78,302
Other Intangibles, net		213
Other Noncurrent Assets		78,515
Total assets	$	181,078
LIABILITIES AND MEMBER EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		1,057
Accrued salaries and benefits		1,488
Deferred Revenue		2,540
Current Liabilities		5,085
NON-CURRENT LIABILITIES:		
Deferred tax liabilities - noncurrent		2,618
Other non-current liablities		10
Non-current Liabilities		2,628
Total liabilities		7,713
EQUITY:		
Retained Earnings		86,070
Contributed Capital		87,295
Equity		173,365
Total liabilities and equity	$	181,078

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data, LP Controller: ICE Data Mgmt Grp, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:

Market data revenue	58,246
Revenue from affiliate, net	1,434
Operating Revenues	**59,680**

OPERATING EXPENSES:

Compensation and benefits	9,534
Professional services	132
Rent and occupancy	984
Technology and communication	2,200
Selling, general & administrative	868
Depreciation & amortization expense	100
Intercompany expense	4,175
Operating expenses	**17,993**

OTHER INCOME:

Other expense	**(11)**

Pre-tax net income		41,676
Income tax expense		9,975
Net income	$	**31,701**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Management Group, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital	1
Equity	1

Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Data Pricing & Reference Data, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	1,488
Accounts receivable, net of allowance	154,430
Prepaid expenses and other current assets	3,183
Income tax receivable	25
Due from affiliates, net	1,084,330
Current assets	1,243,456

Property and equipment:

Property and equipment cost	39,333
Accumulated depreciation	(37,600)
Operating Lease Right of Use Asset	3,464
Property and equipment, net	5,197

Other non-current assets:

Investment in Sub	4,530
Other noncurrent assets	316
Other non-current assets	4,846

Total assets	$	1,253,499

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	19,126
Accrued salaries and benefits	17,635
Other Current Liabilities	4,870
Deferred revenue	912
Current liabilities	42,543

Non-current liabilities:

Other noncurrent liabilities	5,696
Non-current liabilities	5,696

Total liabilities	48,239

Equity:

Contributed capital	33,349
Retained earnings	1,171,911
Total equity	1,205,260

Total liabilities and equity	$	1,253,499

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Pricing & Reference Data, LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:	
Data services fees, net	783,893
Affiliate revenue	14,790
Total revenues	798,683
Expenses:	
Compensation and benefits	75,390
Professional services	1,084
Technology and communication	76,029
Rent and occupancy	4,349
Selling, general and administrative	2,644
Depreciation and amortization	1,881
Affiliate expense	30,361
Operating expenses	191,738
Operating income	606,945
Other expenses, net	(244)
Pre-tax net income	606,701
Income tax expense	120
Net income	$ 606,581

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services International, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Due from affiliates, net	$	397,795
Current assets	$	397,795
Total assets	$	397,795
Total liabilities		-
Equity:		
Retained earnings		397,795
Total equity		397,795
Total liabilities and equity	$	397,795

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services International, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		20,905
Other Income, Net		-
Other income		20,905
Pre-tax net income		20,905
Income tax expense		5,422
Net income	$	15,483

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Cash and Cash Equivalents	494
Accounts receivable, net of allowance	1,004
Due from affiliate, net	16,356
Prepaid expenses and other current assets	35
Current assets	17,889

Property and equipment:

Property and equipment cost	4,805
Accumulated depreciation	(4,801)
Property and equipment, net	4

Other non-current assets:

Investment in subsidiaries	478
Goodwill	212
Other Intangibles, Net	350
Other non-current assets	1,040

Total assets	$	18,933

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	102
Current liabilities	102

Total liabilities	102

Equity:

Retained earnings	18,831
Total equity	18,831

Total liabilities and equity	$	18,933

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services Wireless LLC
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	6,384
Total revenues		6,384
Expenses:		
Professional services		75
Technology and communication		3,165
Selling, general and administrative		122
Depreciation and amortization		774
Affiliate expense		1,308
Operating expenses		5,444
Operating income		940
Affiliate interest income		961
Other income, net		(4)
Pre-tax net income		1,897
Income tax expense		-
Net income	$	1,897

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net of allowance	1,090
Prepaid expenses and other current assets	4,795
Current Income Tax Receivable	775
Due from affiliates, net	819,475
Current assets	826,135

Property and equipment:

Operating Lease Right of Use Asset	5,107
Property and equipment cost	415,056
Accumulated depreciation	(302,568)
Property and equipment, net	117,595

Other non-current assets:

Goodwill	43,719
Other Intangibles, Net	14,457
Investment in subsidiaries	874,236
Deferred tax assets- non-current	45,385
Other noncurrent assets	94
Other non-current assets	977,891
Total assets	$ 1,921,621

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	10,150
Accrued salaries and benefits	30,881
Other current liabilities	2,848
Current liabilities	43,879

Non-current liabilities:

Other noncurrent liabilities	6,558
Accrued Employee Benefits - Long Term	1,762
Non-current liabilities	8,320
Total liabilities	52,199

Equity:

Contributed capital	59,298
Retained earnings	1,810,178
Accumulated Other Comprehensive Income	(54)
Total equity	1,869,422
Total liabilities and equity	$ 1,921,621

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Data Services, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	4,728
Total revenues		4,728
Expenses:		
Compensation and benefits		111,007
Professional services		573
M&A Expenses		1,731
Technology and communication		17,053
Rent and occupancy		8,049
Selling, general and administrative		8,616
Depreciation and amortization		64,296
Affiliate expense		75,894
Operating expenses		287,219
Operating loss		(282,491)
Affiliate interest income		112,972
Other income, net		(368)
Other expense, net		112,604
Pre-tax net loss		(169,887)
Income tax expense		119,438
Net loss	$	(289,325)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,926
Accounts receivable, net		982
Due from affiliates, net		2,660
Current assets		5,568
Assets		5,568

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Current liabilities	0

NON-CURRENT LIABILITIES:

Other non-current liabilities	356
Non-current liabilities	356
Liabilities	356

SHAREHOLDERS EQUITY:

Retained earnings		5,212
Equity		5,212
Total liabilities and equity	$	5,568

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE eConfirm LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	5,563
Total revenue		**5,563**
Selling, general and administrative		34
Professional services		48
Affiliate expense		1,105
Operating expenses		**1,187**
Operating income		**4,376**
Affiliate interest income		45
Other expense, net		**45**
Pre-tax net income		**4,421**
Net income		**4,421**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE ETF Hub, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Fixed Income & Data Services Revenues	$	1,467
Total Revenue		1,467
Expenses:		
Professional Services		196
Selling, General and Administration		63
Depreciation and amortization		2,233
Affiliate expense		696
Operating expenses		3,188
Operating loss		(1,721)
Other Income (Expense)		(2)
Pre-tax net loss		(1,723)
Income tax benefit		-
Net loss	$	(1,723)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Execution Services, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Due to Affiliates, net		1,304
Current assets		1,304
Total Assets	$	1,304
LIABILITIES AND MEMBER EQUITY:		
EQUITY:		
Contributed Capital		759
Retained earnings		545
Equity		1,304
Total liabilities and equity	$	1,304

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norr recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year er December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



ICE Execution Services, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	-
OPERATING EXPENSES:	
Selling, general & administration	$ -
Operating expenses	-
Net loss	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Cash and cash equivalents	$	1,202
Restricted cash		49,000
Income tax receivable		173
Prepaid expenses and other current assets		2,802
Due from affiliates, net		68,478
Current assets		121,655

Property and equipment:

Property and equipment cost	196
Accumulated depreciation	(137)
Property and equipment, net	59

Other non-current assets:

Goodwill	912,536
Other intangibles assets, net	283,734
Investment in Sub	77,613
Other noncurrent assets	1,930
Other non-current assets	1,275,813

Total assets	$	1,397,527

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	$	17,507
Accrued salaries and benefits		4,406
Deferred revenue		84
Current liabilities		21,997

Non-current liabilities:

Deferred tax liabilities - noncurrent	74,360
Other noncurrent liabilities	8,006
Non-current liabilities	82,366

Total liabilities	104,363

Equity:

Contributed capital	34,383
Retained earnings	1,258,781
Total equity	1,293,164

Total liabilities and equity	$	1,397,527

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Futures U.S., Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	52,405
Revenues from affiliates		170,818
Other revenues		3,360
Total revenues		226,583
Expenses:		
Compensation and benefits		17,418
Professional services		148
Technology and communication		26,568
Rent and occupancy		745
Selling, general and adminstrative		3,592
Depreciation and amortization		1,764
Service and license fees to affiliates		50,117
Operating expenses		100,352
Operating income		126,231
Other income, net		5,044
Other income, net		5,044
Pre-tax net income		131,275
Income tax expense		29,817
Net income	$	101,458

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



CURRENT ASSETS:

Due from affiliates, net	42,578
Current Assets	42,578

OTHER NONCURRENT ASSETS:

Deferred tax asset - noncurrent	689
Other Noncurrent Assets	689
Total assets	$ 43,267

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	40
Accrued salaries and benefits	2,289
Current Liabilities	2,329
Total liabilities	2,329

EQUITY:

Additional Paid in Capital	24,510
Retained Earnings	16,428
Equity	40,938
Total liabilities and equity	$ 43,267

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Markets Inc.
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:	
Affiliate revenue	15,514
Operating Revenues	**15,514**
OPERATING EXPENSES:	
Compensation and benefits	9,468
Professional services	416
Rent and occupancy	768
Technology and communication	7
Selling, general & administrative	460
Intercompany expense	3,313
Operating expenses	**14,432**
Other Income, Net	0
Pre-tax net income	**1,082**
Income tax expense	449
Net income	$ **633**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	70
Current assets		70
Other non-current assets:		
Investment in subsidiary		55,701
Other non-current assets		55,701
Total assets	$	55,771

LIABILITIES and EQUITY

Current liabilities:		
Due to affiliates, net	$	1,064
Current liabilities		1,064
Total liabilities		1,064
Non-Controlling Interest		18,301
Equity:		
Retained earnings		36,406
Total equity		36,406
Total liabilities and equity	$	55,771

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Middle East Investments, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:	
Total revenues	-
Expenses:	
Affiliate expenses	1,169
Operating expenses	1,169
Operating loss	(1,169)
Intercompany Interest Expense	(9)
Other income, net	(2)
Other expense, net	(11)
Pre-tax net loss	(1,180)
Income tax expense	(25)
Net loss	$ (1,155)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
BALANCE SHEET
As of December 31, 2023

(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 6
	Current assets	6
OTHER NON-CURRENT ASSETS:		
	Goodwill	168,177
	Other intangibles	48,925
	Investment in subsidiary	203,694
	Other non-current assets	420,796
	Assets	420,802
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Due to affiliates, net	92,987
	Current liabilities	92,987
NON-CURRENT LIABILITIES:		
	Deferred tax liability - non current	30,865
	Non-current liabilities	30,865
	Liabilities	123,852
SHAREHOLDERS EQUITY:		
	Retained earnings	296,950
	Equity	296,950
	Total liabilities and equity	$ 420,802

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Services, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenue	$	-
Total revenue		-
Depreciation and amortization		11,477
Operating expenses		**11,477**
Operating loss		**(11,477)**
Pre-tax net loss		**(11,477)**
Net loss		**(11,477)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology Holdings, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

ASSETS:

Income Tax Receivable		29
Due from affiliates, net		707
Total assets	$	**736**

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Current liabilities	$	-

NON-CURRENT LIABILITIES:

Deferred tax liability		1,178
		1,178
Liabilities		1,178

EQUITY

Retained earnings		(442)
Total equity		(442)
Total liabilities & Equity	$	736

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE Mortgage Technology Holdings, Inc.
Income Statement
As Of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		-
Operating expenses		-
Operating income		-
Intercompany interest income		-
Other Income, Net		-
Other income		-
Pre-tax net income		0
Income tax expense		431
Net loss	$	(431)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	2,607
	Accounts receivable, net	92,557
	Prepaid expenses and other current assets	57,315
	Current Income tax receivable	1,911
	Due from affiliates, net	558,313
	Current assets	712,703
PLANT PROPERTY AND EQUIPMENT:		
	Property and equipment	441,791
	Accumulated depreciation	(180,993)
	Operating Lease Right of Use Asset	9,372
	Property and equipment, net	270,170
OTHER NON-CURRENT ASSETS:		
	Goodwill	7,738,810
	Other intangibles, net	3,288,503
	Other non-current assets	50,805
	Other non-current assets	11,078,118
	Assets	12,060,991
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Accounts payable and accrued liabilities	19,239
	Accrued salaries and benefits	14,081
	Other current liabilities	10,535
	Deferred revenue	21,306
	Current liabilities	65,161
NON-CURRENT LIABILITIES:		
	Deferred tax liabilities Non current	815,756
	Deferred revenue - Long term	2,470
	Other non-current liabilities	79,966
	Non-current liabilities	898,192
	Liabilities	963,353
SHAREHOLDERS EQUITY:		
	Additional paid-in capital	51,171
	Contributed Capital	16,402
	Retained earnings	11,030,065
	Equity	11,097,638
	Total liabilities and equity	12,060,991

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Mortgage Technology, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology Revenues	$	777,149
Total revenue		**777,149**
Compensation and benefits		187,352
Professional services		10,403
Acquisition-related transaction and integration costs		32,534
Technology and communication		97,712
Rent and occupancy		3,940
Selling, general and administrative		25,921
Depreciation and amortization		437,198
Intercompany Expense		28,172
Operating expenses		**823,232**
Operating loss		**(46,083)**
Intercompany Interest Income		24,908
Other expense, net		(46)
Other income, net		**24,862**
Pre-tax net loss		**(21,221)**
Income tax benefit		49,037
Net income		**27,816**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and Cash Equivalents	$	1,324
Prepaid expenses and other current assets		2
Due from affiliate, net		70
Income tax receivable		22
Current assets		1,418

PLANT PROPERTY AND EQUIPMENT:

Property and equipment		48
Operating lease right of use asset		90
Accumulated depreciation		(45)
Property and equipment, net		93

NON-CURRENT ASSETS:

Deferred tax assets- non-current		2
Other non-current assets		2
Assets		1,513

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities		16
Accrued salaries and benefits		360
Other current liabilities		52
Current liabilities		428

NON-CURRENT LIABILITIES:

Other non current liability		40
		40
Liabilities		468

SHAREHOLDERS EQUITY:

Additional paid in capital		14
Retained earnings		947
Accumulated other comprehensive income		84
Equity		1,045
Total liabilities and equity	$	1,513

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE NGX U.S. Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenues	$	2,047
Total revenue		**2,047**
Compensation and benefits		1,803
Professional Services		5
Technology and communication		4
Rent and other occupancy		67
Selling, general and administrative		27
Depreciation and amortization		5
Operating expenses		**1,911**
Operating income		**136**
Other income, net		(39)
Pre-tax net income		**97**
Income tax expense		27
Net income		**70**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
BALANCE SHEET
As of December 31, 2023
(unaudited)
(In thousands)

OTHER NON-CURRENT ASSETS:

Investment in affiliates		$	8,536
	Other non-current assets		8,536
	Assets	$	8,536

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Current liabilities		-

EQUITY:

Retained earnings		8,536
Equity		8,536
Total Liabilities and Equity	$	8,536

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norma adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain infor normally included in financial statements prepared in accordance with accounting principles generally accepted in the United S America have been condensed or omitted. These financial statements do not include income taxes accounting and equity met accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinent Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally acc accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE PROCESSING, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	-
Operating expenses	-
Operating income	
Other income	-
Pre-tax net income	-
Income tax expense	-
Net income	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,086
Restricted cash		200
Prepaid Expenses and Other Current Assets		14
Due from affiliate		22,115
Current assets		23,415
Total assets	$	**23,415**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	1
Current liabilities		1

EQUITY:

Contributed capital		9,200
Retained earnings		14,214
Equity		**23,414**
Total liabilities and equity	$	**23,415**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incor taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE Swap Trade, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

REVENUES:

Transaction fees	$	2,164
Operating revenues		2,164

OPERATING EXPENSES:

Compensation and benefits	20
Professional Services	1
Technology Expenses	42
Selling, general & administrative	11
Service and license fees to affiliate	248
Operating expenses	**322**
Operating income	**1,842**
Net income	$ **1,842**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE UK GP, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

NON CURRENT ASSETS:

Investment in sub	$	543
Non current assets		**543**
Total assets		**543**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Intercompany	$	1
Current liabilities		**1**

EQUITY:

Retained Earnings		542
Equity		**542**
Total Equity	$	**543**

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE UK LP, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



ICE U.S. Holding Company GP LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Due from affiliate	$	3
Non-current assets:		
Investment in affiliate		15
Non-current assets		15
Total assets		18
Liabilities and Equity		
Equity:		
Retained earnings		18
Total equity		18
Total liabilities and equity	$	18

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and Cash Equivalents	$	4,310
Current income tax receivable		162
Prepaid expenses and other current assets		408
Due from affiliate		263
Current assets		5,143
Deferred Tax Asset		18
Non current assets		18
Investment in subsidiary		321,999
Total assets	$	327,160
Liabilities and Equity		
Total liabilities		0
Equity:		
Contributed capital		46,258
Retained earnings		280,902
Total equity		327,160
Total liabilities and equity	$	327,160

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP
Income Statement
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenues	-
Operating expenses:	
Selling, general & administration	1
Total operating expenses	1
Operating loss	(1)
Other Expense	-
Income tax expense	246
Net Loss	$ (247)

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE US Holding Company LP LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	13,749
Accounts receivable, net		30,693
Prepaid Expenses and Other Current Assets		10
Current income tax receivable		14
Current assets		44,466
Total assets	$	**44,466**

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	16,977
Due to affiliate		8,199
Current liabilities		25,176
Total liabilities		**25,176**

EQUITY:

Additional paid-in capital		193
Retained earnings		19,097
Equity		**19,290**
Total liabilities and equity	$	**44,466**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain info normally included in financial statements prepared in accordance with accounting principles generally accepted in the United America have been condensed or omitted. These financial statements do not include income taxes accounting and equity me accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontine Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally a accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are con Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



ICE U.S. OTC Commodity Markets, LLC
Income Statement
As Of December 31, 2023
(Unaudited)
(In thousands)

REVENUES:		
Transaction fees, net	$	1,331
Market data fees		133,300
Other revenue		20,353
Intercompany revenue		5,391
Operating revenues		**160,375**
OPERATING EXPENSES:		
Professional Services		3
Technology and communication		122
Selling, general & administration		233
Service & license fees to affiliates		121,222
Operating expenses		**121,580**
Operating income		**38,795**
OTHER EXPENSE:		
Intercompany Interest Income		22
Other expense		12
Other Income		**34**
Pre-tax net income		38,829
Income tax expense		10
Net income	$	**38,819**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Cash and Cash Equivalents	5
Due from affiliates	29,585
Current assets	**29,590**
Non-current assets:	
Goodwill	3,232,221
Other intangibles, net	1,433,589
Investment in subsidiary	9,847
Non-current assets	**4,675,657**
Total assets	**$ 4,705,247**

LIABILITIES and EQUITY

Non-current liabilities:	
Deferred tax liabilities - noncurrent	409,276
Non-current liabilities	**409,276**
Total liabilities	**409,276**
Equity:	
Retained earnings	4,294,497
Accumulated Other Comprehensive Income	1,474
Total equity	**4,295,971**
Total liabilities and equity	**$ 4,705,247**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Holdings Corporation
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Total revenues	-
Expenses:	
Depreciation and amortization	113,047
Operating expenses	113,047
Operating loss	(113,047)
Other expenses, net	-
Pre-tax net loss	(113,047)
Income tax benefit	50,499
Net loss	$ (62,548)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:

Accounts receivable, net	4
Current income tax receivable	17
Due from affiliates, net	39,704
Current assets	39,725
Total assets	$ 39,725

LIABILITIES and EQUITY

Current liabilities:

Accounts payable and accrued liabilities	1
Deferred Revenue	98
Current liabilities	99
Non-current liabilitiess:	
Deferred tax liabilities- non-current	1,263
Non-current liabilities	1,263
Total liabilities	1,362
Equity:	
Retained earnings	38,363
Total equity	38,363
Total liabilities and equity	$ 39,725

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Online Properties, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	1,734
Total revenues		1,734
Expenses:		
Selling, general and administrative		21
Operating expenses		21
Operating income		1,713
Pre-tax net income		1,713
Income tax expense		326
Net income	$	1,387

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:	
Accounts receivable, net of allowance	94
Due from affiliates, net	403
Current assets	497
Other non-current assets:	
Deferred tax assets- non-current	1
Other non-current assets	1
Total assets	498

LIABILITIES and EQUITY

Equity:	
Retained earnings	498
Total equity	498
Total liabilities and equity	498

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Interactive Data Real-Time Group, Inc.
Statement of Income
As of December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Data services fees, net	$	276
Total revenues		**276**
Expenses:		
Professional Services		15
Selling, general and administrative		(6)
Operating expenses		**9**
Operating income		**267**
Other expense, net		(168)
Other expense, net		**(168)**
Pre-tax net income		99
Income tax expense		20
Net income	$	79

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	10,781
Restricted cash		10,009
Accounts receivable, net of allowance		5,733
Prepaid expenses and other current assets		72,714
Due from affiliates, net		5,273,812
Current Income tax receivable		90,531
Current assets		5,463,580

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	912,781
Accumulated depreciation	(649,586)
Operating Lease Right of Use Asset	98,836
Property and equipment, net	362,031

OTHER NON-CURRENT ASSETS:

Goodwill	511,185
Other intangibles, net	11,661
Deferred Income Tax Asset - Non Current	56,342
Investment in affiliates	2,666,640
Other non-current assets	133,074
Other non-current assets	3,378,902
Assets	9,204,513

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	63,164
Accrued salaries and benefits	85,988
Other current liabilities	14,397
Deferred revenue	186
Current liabilities	163,735

NON-CURRENT LIABILITIES:

Other non-current liabilities	226,222
Non-current liabilities	226,222
Liabilities	389,957

Noncontrolling interest	372,880

SHAREHOLDERS EQUITY:

Additional paid-in capital		614,245
Retained earnings		7,812,491
Accumulated other comprehensive income		14,940
Equity		8,441,676
Total liabilities and equity	$	9,204,513

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustmen
our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in ;
principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income ta
method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange
company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial staten
statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended Decem
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE HOLDINGS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	4,494
Data services fees, net		40,134
Affiliate revenue		543,170
Total revenue		**587,798**
Compensation and benefits		318,003
Professional services		27,467
Acquisition-related transaction and integration costs		75,978
Technology and communication		178,959
Rent and occupancy		5,346
Selling, general and administrative		55,735
Depreciation and amortization		105,358
Affiliate expense		33,471
Operating expenses		**800,317**
Operating loss		**(212,519)**
Interest income		664
Affiliate interest income		212,419
Other expense, net		(134,740)
Other income, net		**78,343**
Pre-tax net income		**(134,176)**
Income tax benefit		**(13,328)**
Net income		**(120,848)**
Net income from continuing operations attributable to non-controlling inter		**(69,746)**
Net income attributable to ICE	$	**(190,594)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



IntercontinentalExchange International, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of n
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. C
information normally included in financial statements prepared in accordance with accounting principles generally accepted i
United States of America have been condensed or omitted. These financial statements do not include income taxes accountin
equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statemer
Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information requir
generally accepted accounting principles for complete financial statements. These financial statements should be read in conjur
with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, whic
contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

Intercontinental Exchange Property Protection, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)



CURRENT ASSETS:		
Cash and cash equivalents	$	2,056
Prepaid expenses and other current assets		840
Due from affiliates, net		8,273
Total current assets		11,169
NON-CURRENT ASSETS:		
Deferred tax asset- non current		47
Total non-current assets		47
Total assets	$	11,216
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	65
Income tax payable		174
Current liabilities		914
Current Liabilities		1,153
Total Liabilities		1,153
EQUITY:		
Retained earnings		10,063
Total equity		10,063
Total liabilities and equity	$	11,216

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Intercontinental Exchange Property Protection, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue	$ -
Expenses:	
Compensation and benefits	(501)
Professional services	97
Selling, general and administrative	(265)
Operating Expenses	(669)
Operating Income	669
Interest income	1
Intercompany Interest income	507
Other Income	508
Pre-tax net income	1,177
Income tax expense	335
Net income	$ 842

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statement of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounti principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,565
Prepaid expenses and other current assets		949
Income tax receivable		60,505
Current assets		63,019

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries	40,918,387
Goodwill	18,021
Other intangibles, Net	48
Deferred tax asset - non-current	19,741
Other non-current assets	119,903
Other non-current assets	41,076,100
Assets	$ 41,139,119

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	$	127,455
Accrued salaries and benefits		31,682
Due to affiliates, net		10,833,017
Income tax payable		108,898
Current debt		1,953,907
Current liabilities		13,054,959

NONCURRENT LIABILITIES:

Notes payable long-term	19,738,159
Non-current liabilities	19,738,159
Liabilities	32,793,118

EQUITY:

Common stock, $0.01 par value	6,482
Treasury stock, at cost	(6,303,672)
Contributed capital	14,619,145
Retained earnings	2,049,392
Accumulated other comprehensive income	(2,025,346)
Equity	8,346,001
Total liabilities and equity	$ 41,139,119

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



INTERCONTINENTAL EXCHANGE, INC.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue	$ -
Compensation and benefits	1,194
Acquisition-related transaction and integration costs	52,155
Selling, general and administrative	836
Operating expenses	**54,185**
Operating loss	**(54,185)**
Interest income	213,329
Affiliate interest expense	(577,976)
Interest expense	(784,302)
Other expense, net	(2,509)
Other expense, net	**(1,151,458)**
Pre-tax net loss	**(1,205,643)**
Income tax benefit	305,879
Net loss	**$ (899,764)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Internet Services Telco LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	160
Accumulated depreciation	(160)
Property and equipment, net	-
Assets	-

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	85
Current liabilities	85
Liabilities	85

SHAREHOLDERS EQUITY:

Retained deficit	(85)
Equity	(85)
Total liabilities and equity	$ -

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3,044
Accounts receivable, net of allowance		9,185
Due from affiliates, net		82,732
Prepaid expenses and other current assets		28
Income tax receivable		2,893
Current assets		97,882

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	21,738
Accumulated depreciation	(15,878)
Operating lease asset	610
Property and equipment, net	6,470

NON-CURRENT ASSETS:

Deferred income tax asset non-current	1,536
Total restricted cash LT	90
Other non-current assets	1,626
Assets	105,978

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	209
Accrued salaries and benefits	1,298
Other current liabilities	409
Deferred revenue	16,154
Current liabilities	18,070

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	
Other non current liabilities	580
Non-current liabilities	580
Liabilities	18,650

SHAREHOLDERS EQUITY:

Contributed capital	201,176
Additional paid in capital	3,125
Retained deficit	(116,973)
Equity	87,328
Total liabilities and equity	$ 105,978

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



MERSCORP Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Mortgage Technology Revenues, net	91,647
Other revenue	-
Total revenue	**91,647**
Compensation and benefits	11,545
Professional Services	681
M&A Expenses	119
Technology and communication	819
Rent and other occupancy	9
Selling, general and administrative	475
Depreciation and amortization	3,934
Affiliate expense	3,883
Operating expenses	**21,465**
Operating income	**70,182**
Other income (expense)	5.00
Pre-tax net income	**70,187**
Income tax expense	18,694
Net income	**51,493**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Monty Badger, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Mortgage Electronic Registration Systems, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
	Cash and cash equivalents	$ 722
	Income tax receivable	6
	Current assets	728
OTHER NON-CURRENT ASSETS:		
	Deferred income tax asset	6
	Other non-current assets	6
	Assets	734
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
	Due to affiliates, net	535
	Current liabilities	535
NON-CURRENT LIABILITIES:		
	Deferred tax liability - non current	6
	Non-current liabilities	6
	Liabilities	541
SHAREHOLDERS EQUITY:		
	Contributed capital	2,518
	Retained deficit	(2,325)
	Equity	193
	Total liabilities and equity	$ 734

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Mortgage Electronic Registration Systems, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Intercompany revenue	$ -
Total revenue	**0**
Compensation and benefits	60
Operating expenses	**60**
Operating income	**(60)**
Other expense, net	(2)
Other income, net	**(2)**
Pre-tax net income	**(62)**
Income tax benefit	15
Net loss	**(47)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Futures Clearing Corporation
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

.

MEMBER EQUITY:

Member capital		1
Member equity		1

Total Member Equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



New York Stock Exchange LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1

Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



NSX Securities LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other current assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Retained Earnings	1
Equity	1

Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incom taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



NYSE American LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	1,164
Accounts receivable, net of allowance		49,533
Current assets		50,697

NON-CURRENT ASSETS:

Goodwill	932,587
Other intangibles, net	608,448
Other noncurrent assets	164,771
Other non-current assets	1,705,806
Assets	1,756,503

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	61,434
Income Tax Payable	81
Deferred revenue	4,761
SEC fees payable	706
Due to affiliates, net	2,177
Current liabilities	69,159

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	185,326
Other non-current liabilities	5,347
Deferred Revenue - Long Term	4,348
Non-current liabilities	195,021
Liabilities	264,180

Noncontrolling interest	27,418

SHAREHOLDERS EQUITY:

Additional paid in capital		63,037
Retained earnings		1,400,902
Accumulated other comprehensive income		966
Equity		1,464,905
Total liabilities and equity	$	1,756,503

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE American LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	22,882
Data services fees, net		8,591
Listing Fees		22,383
Other revenues		3,483
Affiliate revenue		1,510
Transaction based expenses		(21,089)
Total revenue, less transaction-based expenses		**37,760**
Compensation and benefits		122
Professional Services		1,555
Technology and communication		103
Selling, general and administrative		700
Depreciation and amortization		8,647
Affiliate expense		13,231
Operating expenses		**24,358**
Operating income		**13,402**
Interest expense		(5)
Other income, net		4,606
Other income, net		**4,601**
Pre-tax net income		**18,003**
Income tax expense		3,933
Net income		**14,070**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	666
Accounts receivable, net of allowance		66,604
Due from affiliates, net		5,443
Prepaid expenses and other current assets		217
Current assets		72,930

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	39,667
Accumulated depreciation	(39,406)
Property and equipment, net	261

NON-CURRENT ASSETS:

Goodwill	563,001
Other intangibles, net	921,816
Other non-current assets	35,904
Other non-current assets	1,520,721
Assets	1,593,912

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	33,240
Income tax payable	103
Deferred Revenue	(42)
SEC fees payable	29,540
Current liabilities	62,841

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	236,068
Other non-current liabilities	16,335
Non-current liabilities	252,403
Liabilities	315,244

SHAREHOLDERS EQUITY:

Additional paid-in capital		9,356
Retained earnings		1,269,312
Equity		1,278,668
Total liabilities and equity	$	1,593,912

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	725,999
Data services fees, net		71,357
Listing Fees		16,953
Other revenues		30,442
Affiliate revenue		2,545
Transaction based expenses		(649,170)
Total revenue, less transaction-based expenses		**198,126**
Compensation and benefits		241
Professional services		3,085
Technology and communication		758
Selling, general and administrative		230
Depreciation and amortization		11,655
Affiliate expense		103,686
Operating expenses		**119,655**
Operating income		**78,471**
Affiliate interest income		12,577
Other expenses, net		(4,905)
Other income, net		**7,672**
Pre-tax net income		**86,143**
Income tax benefit		(4,584)
Net income		**90,727**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	151
Accounts receivable, net of allowance		7,991
Due from affiliates, net		223,104
Prepaid expenses and other current assets		1,425
Income tax receivable		207
Current assets		232,878

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	10,308
Accumulated depreciation	(4,553)
Operating lease right of use asset	4,445
Property and equipment, net	10,200

NON-CURRENT ASSETS:

Other noncurrent assets	141,018
Non-current assets	141,018
Assets	384,096

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	431
Accrued salaries and benefits	1,317
Other current liabilites	1,039
Deferred revenue	68
SEC fees payable	4,058
Current liabilities	6,913

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	29,338
Other non-current liabilities	6,243
Non-current liabilities	35,581
Liabilities	42,494

SHAREHOLDERS EQUITY:

Additional paid-in capital		6,212
Retained earnings		334,420
Accumulated other comprehensive income		970
Equity		341,602
Total liabilities and equity	$	384,096

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE ARCA, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	643,002
Data services fees, net		15,951
Other revenues		25,424
Transaction based expenses		(579,144)
Total revenue, less transaction-based expenses		**105,233**
Compensation and benefits		6,384
Professional services		30
Technology and communication		1,828
Rent and occupancy		1,376
Selling, general and administrative		88
Depreciation and amortization		1,310
Affiliate expense		12,159
Operating expenses		**23,175**
Operating income		**82,058**
Affiliate interest income		14,901
Other income, net		7,595
Other expense, net		**22,496**
Pre-tax net income		**104,554**
Income tax expense		26,677
Net income		**77,877**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	53
Due from affiliates, net		16,804
Current assets		16,857
Other non-current assets:		
Goodwill		32,258
Other intangibles assets, net		34,140
Other noncurrent assets		-
Other non-current assets		66,398
Total assets	$	83,255


LIABILITIES and EQUITY


Current liabilities:		
Accounts payable and accrued liabilities	$	-
Current liabilities		0
Non-current liabilities:		
Deferred tax liabilities - noncurrent		8,903
Non-current liabilities		8,903
Total liabilities		8,903
Equity:		
Contributed capital		3,894
Retained earnings		70,458
Total equity		74,352
Total liabilities and equity	$	83,255

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago Holdings, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:		
Transaction and clearing fees, net	$	-
Total revenues		-
Expenses:		
Selling, general and adminstrative		2
Depreciation and amortization		320
Operating expenses		322
Operating loss		(322)
Other expenses, net		-
Other expense, net		-
Pre-tax net loss		(322)
Income tax benefit		(554)
Net income	$	232

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Current assets:		
Cash and cash equivalents	$	1,408
Accounts receivable		5,652
Income tax receivable		4
Due from affiliates, net		37,361
Current assets		44,425
Property and equipment:		
Property and equipment cost		5,472
Accumulated depreciation		(4,317)
Property and equipment, net		1,155
Other non-current assets:		
Deferred tax assets- non current		2,144
Other noncurrent assets		6,237
Other non-current assets		8,381
Total assets	$	53,961

LIABILITIES and EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	(2,958)
Accrued salaries and benefits		183
SEC fees payable		3,528
Current liabilities		753
Non-current liabilities:		
Other noncurrent liabilities		508
Accrued employee benefits - long term		1,427
Non-current liabilities		1,935
Total liabilities		2,688
Equity:		
Contributed capital		8
Retained earnings		51,126
Accumulated other comprehensive income		139
Total equity		51,273
Total liabilities and equity	$	53,961

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Chicago, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:

Transaction and clearing fees, net	$	35,103
Market Data Fees		23,610
OTC and Other revenues		1,506
Affiliate revenue		78
Transaction based expenses		(14,406)
Total revenues		45,891
Expenses:		
Compensation and benefits		89
Professional services		580
Technology and communication		16
Selling, general and adminstrative		(480)
Depreciation and amortization		954
Affiliate expense		9,102
Operating expenses		10,261
Operating income		35,630
Other expenses, net		(2,049)
Other expense, net		(2,049)
Pre-tax net income		33,581
Income tax expense		8,331
Net income	$	25,250

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	616
Income tax receivable		502
Due from affiliates, net		561,752
Current assets		562,870
OTHER NON-CURRENT ASSETS:		
Goodwill		155,981
Investment in Sub		121,837
Operating Lease Right of Use Asset		229
Other non current assets		100
Deferred Tax Asset		701
Other non-current assets		278,848
Total assets	$	841,718
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities	$	95
Current liabilities		95
NON-CURRENT LIABILITIES:		
Other non-current liabilities		135
Non-current liabilities		135
Total liabilities		230
EQUITY:		
Contributed capital		3,490
Retained earnings		837,998
Total equity		841,488
Total liabilities and equity	$	841,718

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Group, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:	
Total Revenue	-
Expenses:	
Selling, general, and administrative	(100)
Technology expenses	(2)
Intercompany expenses	3,285
Operating expenses	3,183
Operating loss	(3,183)
Intercompany Interest income	40,740
Other income net	(1)
Other income, net	40,739
Pre-tax net income	37,556
Income tax benefit	(24,389)
Net income	$ 61,945

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	340
Income tax receivable		2
Current assets		342

OTHER NON-CURRENT ASSETS:

Investment in Sub		6,635,197
Other non-current assets		6,635,197
Assets	$	6,635,539

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	1,279,127
Current Liabilities	1,279,127
Liabilities	1,279,127

EQUITY:

Contributed Capital	24,346
Retained earnings	5,331,963
Accumulated other comprehensive income	103
Total equity	5,356,412

Total liabilities and equity	$	6,635,539

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Holdings LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue, less transaction-based expenses	$ -
Expenses:	
Selling, general and administrative	9
Intercompany Expense	-
Operating expenses	9
Operating loss	(9)
Interest income from affiliates	40,219
Other expense, net	2
Other income, net	40,221
Pre-tax net income	40,212
Income tax expense	1
Net income	$ 40,211

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE IP LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Due from affiliates, net	$	661
Current assets		661
Assets	$	661

LIABILITIES AND EQUITY:

EQUITY:

Retained earnings	736
Accumulated other comprehensive income	(75)
Total equity	661
Total liabilities and equity	$ 661

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe Holdings, LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliate, net	$	3
Current liabilities		3
Liabilities		3

EQUITY:

Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe Holdings, LLC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total revenue	**0**
Compensation and benefits	(540)
Operating expenses	**(540)**
Operating income	**540**
Pre-tax net income	**540**
Income tax benefit	
Net income	**540**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Liffe US LLC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

NON-CURRENT ASSETS:

Goodwill	(31)
Other non-current assets	(31)
Total assets	$ (31)

LIABILITIES and EQUITY:

EQUITY:

Retained deficit	(31)
Total equity	(31)
Total liabilities and equity	$ (31)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	8,611
Short-term Investments		10,816
Accounts receivable, net		171,869
Due from affiliates, net		723,078
Prepaid expenses and other current assets		8,868
Income tax receivable		883
Current assets		924,125

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	681,395
Accumulated depreciation	(302,677)
Operating Lease Right of Use Asset	14,784
Property and equipment, net	393,502

NON-CURRENT ASSETS:

Goodwill	1,564,001
Other intangibles, net	1,771,206
Investment in sub	440,448
Other non-current assets	130,215
Other non-current assets	3,905,870
Assets	5,223,497

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	64,624
Accrued salaries and benefits	59,487
Other Current Liabilities	3,243
Deferred revenue	31,128
SEC fees payable	37,617
Current liabilities	196,099

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	421,844
Other non-current liabilities	92,935
Accrued employee benefits - long term	143,216
Deferred revenue - long term	67,731
Non-current liabilities	725,726
Liabilities	921,825

SHAREHOLDERS EQUITY:

Additional paid-in capital		203,539
Retained earnings		4,164,622
Accumulated other comprehensive income		(66,489)
Equity		4,301,672
Total liabilities and equity	$	5,223,497

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Market (DE), Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	$	752,411
Data services fees, net		244,738
Listing Fees		457,699
Other revenues		50,130
Affiliate revenue		126,232
Transaction based expenses		(570,174)
Total revenue, less transaction-based expenses		**1,061,036**
Compensation and benefits		180,633
Professional services		38,290
M&A		118
Technology and communication		30,007
Rent and occupancy		10,762
Selling, general and administrative		81,498
Depreciation and amortization		75,368
Affiliate expense		64,425
Operating expenses		**481,101**
Operating income		**579,935**
Interest income		369
Affiliate interest income		54,639
Interest expense		(5)
Other income, net		(815)
Other income, net		**54,188**
Pre-tax net income		**634,123**
Income tax expense		145,944
Net income		**488,179**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	208
Accounts receivable, net		1,406
Current assets		1,614

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	4,720
Accumulated depreciation	(4,720)
Property and equipment, net	0

NON-CURRENT ASSETS:

Goodwill	5,355
Other intangibles, net	2,000
Other non-current assets	10,844
Other non-current assets	18,199
Assets	19,813

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	(229)
Due to affiliates, net	2,998
SEC Fees Payable	1,017
Current liabilities	3,786

NON-CURRENT LIABILITIES:

Deferred tax liabilities - non current	344
Other Non-Current Liabilities	3
Non-current liabilities	347
Liabilities	4,133

SHAREHOLDERS EQUITY:

Retained earnings	15,680
Equity	15,680
Total liabilities and equity	$ 19,813

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE National, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Transaction and clearing fees, net	35,335
Data services fees, net	4,573
Other revenues	205
Affiliate revenue	30
Transaction based expenses	(31,158)
Total revenue	**8,985**
Compensation and benefits	129
Professional Services	496
Selling, general and administrative	5
Depreciation and amortization	353
Affiliate expense	2,205
Operating expenses	**3,188**
Operating income	**5,797**
Other expense	(3,072)
Pre-tax net income	**2,725**
Income tax expense	671
Net income	**2,054**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



NYSE Technologies Connectivity, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	473
Accounts receivable, net		39,768
Due from affiliates, net		803,467
Prepaid expenses and other current assets		1,971
Current assets		**845,679**

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	20,059
Accumulated depreciation	(14,259)
Property and equipment, net	**5,800**

NON-CURRENT ASSETS:

Goodwill	332,000
Other intangibles, net	345,000
Other non current assets	14
Other non-current assets	**677,014**
Assets	**1,528,493**

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,324
Accrued salaries and benefits	961
Income tax payable	21
Current liabilities	**5,306**

NON-CURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	86,816
Other non-current liabilities	3,230
Non-current liabilities	**90,046**
Liabilities	**95,352**

SHAREHOLDERS EQUITY:

Contributed capital		6,667
Retained earnings		1,426,462
Accumulated other comprehensive income		12
Equity		**1,433,141**
Total liabilities and equity	$	**1,528,493**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Exchanges Data Services	$	53,259
Other Data Services		170,415
Affiliate Revenue		5,752
Total revenue		**229,426**
Compensation and benefits		5,061
Technology and communication		26,901
Rent and occupancy		344
Selling, general and administrative		474
Depreciation and amortization		1,831
Affiliate expense		14,133
Operating expenses		**48,744**
Operating income		**180,682**
Affiliate interest income		40,712
Other Expense		1
Other expense, net		**40,713**
Pre-tax net income		**221,395**
Income tax expense		52,829
Net income		**168,566**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



OB Acquisition, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchar Commission.



Optimal Blue Holdco, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



Optimal Blue I, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Income tax receivable		$ 6,439
Current assets		6,439

NON-CURRENT ASSETS:

Deferred tax assets		201,082
Other non-current assets		201,082
Assets		207,521

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Other non-current liabilities		63
Non-current liabilities		63
Liabilities		63

SHAREHOLDERS EQUITY:

Contributed capital		180,244
Retained earnings		27,214
Equity		207,458
Total liabilities and equity		$ 207,521

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Optimal Blue I, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Mortgage Technology		$ -
	Total revenue	**-**
Selling, general and administrative		449
	Operating expenses	**449**
	Operating loss	**(449)**
	Pre-tax net loss	**(449)**
Income tax benefit		56,888
	Net income before equity earnings	**56,439**
Equity Earnings in Subsidiaries		(29,225)
	Net income	**27,214**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



PDR Services LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

.

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all o
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



Pit Trader, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND MEMBER EQUITY:

EQUITY:

Member capital		1
Equity		1
Total Equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor
recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented.
Certain information normally included in financial statements prepared in accordance with accounting principles generally
accepted in the United States of America have been condensed or omitted. These financial statements do not include incon
taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite
financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c
information required by generally accepted accounting principles for complete financial statements. These financial stateme
should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e
December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan
Commission.



Q-WIXX B SUB, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)

ASSETS:

OTHER NON-CURRENT ASSETS:

Investment in subsidiaries		1,989
	Other non-current assets	1,989
	Assets	1,989

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net		-
	Current liabilities	-

EQUITY:

Retained earnings		1,989
	Equity	1,989
	Total liabilities and equity	$ 1,989

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Q-WIXX B SUB, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Pre-tax net loss		-
Income tax benefit		-
Net income	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	-
Current assets		-
Total assets		-
EQUITY:		
Contributed capital		(465)
Retained earnings	$	465
Equity		-
Total equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



QW HOLDINGS, LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total revenue	$	-
Selling, general & administration		-
Operating expenses		-
Operating loss		-
Intercompany interest income		60
Pre-tax net income		60
Income tax expense		-
Net income	$	60

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Radiate, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:	
Other assets	1
Current assets	1
Total assets	1
LIABILITIES and EQUITY:	
EQUITY:	
Member capital	1
Total equity	1
Total liabilities and equity	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



SECURITIES EVALUATIONS, INC.
BALANCE SHEET
As of December 31, 2023
(Unaudited)

CURRENT ASSETS:

Cash and cash equivalents	$	688
Accounts receivable, net		6,162
Income tax receivable		11
Due from affiliates, net		3,806
Current assets		10,667

PROPERTY AND EQUIPMENT

Property and equipment cost	801
Accumulated depreciation	(801)
Property and equipement, net	0

OTHER NON-CURRENT ASSETS:

Goodwill	276,704
Other intangibles, net	79,778
Deferred income tax asset- noncurrent	952
Other non-current assets	357,434
Assets	368,101

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	111
Deferred revenue	35
Current liabilities	146

NON-CURRENT LIABILITIES:

Deferred tax liabilities- noncurrent	21,749
Non-current liabilities	21,749
Liabilities	21,895

SHAREHOLDERS EQUITY:

Contributed capital		420
Retained earnings		345,786
Equity		346,206
Total liabilities and equity	$	368,101

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Data services fees, net		$ -
	Total revenue	**-**
Selling, General and Administration		2
Depreciation and amortization		7,014
	Operating expenses	**7,016**
	Operating loss	**(7,016)**
Affiliate interest income		1,700
Other income, net		10
	Other income, net	**1,710**
	Pre-tax net loss	**(5,306)**
Income tax benefit		2,576
	Net loss	**(2,730)**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$ 478
Accounts receivable, net of allowance	1,471
Due from Affiliates, net	325,156
Prepaid expenses and other current assets	2,492
Income tax receivable	284
Current assets	329,881

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	380,772
Accumulated depreciation	(219,954)
Operating lease asset	34,540
Property and equipment, net	195,358
Assets	525,239

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	4,248
Accrued salaries and benefits	2,177
Other current liabilities	6,225
Current liabilities	12,650

NON-CURRENT LIABILITIES:

Deferred tax liabilities - current	6,611
Other non-current liabilities	35,329
Non-current liabilities	41,940
Liabilities	54,590

SHAREHOLDERS EQUITY:

Contributed capital	21,798
Retained earnings	448,851
Equity	470,649
Total liabilities and equity	$ 525,239

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Securities Industry Automation Corporation
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net		$	13,923
Affiliate revenue			71,074
	Total revenue		**84,997**
Compensation and benefits			10,892
Professional services			1,613
Technology and communication			25,705
Rent and occupancy			74
Selling, general and administrative			(240)
Depreciation and amortization			32,237
	Operating expenses		**70,281**
	Operating income		**14,716**
Affiliate income			2,467
	Other income		**2,467**
	Pre-tax net income		**17,183**
Income tax expense			498
	Net income		**16,685**

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Current income tax receivable	$	1,148
Due from affiliates, net		12,717
Current assets		13,865
Total assets	$	13,865

LIABILITIES and EQUITY:

NON-CURRENT LIABILITIES:

Deferred non-current tax liabilities	15,245
Non-current liabilities	15,245
Total liabilities	15,245

EQUITY:

Retained deficit		(1,380)
Total equity		(1,380)
Total liabilities and equity	$	13,865

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile Holdings, Inc.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Total Revenue	-
Expenses:	
Selling, general and administrative	16
Operating expenses	16
Operating income	(16)
Pre-tax net loss	(16)
Income tax expense	(1,128)
Net loss	$ 1,112

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	42,216
Accounts receivable, net		46,172
Prepaid expenses and other current assets		9,635
Due from affiliates, net		42,570
Current assets		140,593
PLANT PROPERTY AND EQUIPMENT:		
Property and equipment		39,996
Accumulated depreciation		(22,753)
Operating Lease Right of Use Asset		2,550
Property and equipment, net		19,793
NON-CURRENT ASSETS:		
Goodwill		227,405
Other intangibles, net		83,177
Other non-current assets		310,582
Total assets	$	470,968
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	48,890
Accrued salaries and benefits		1,781
Other current liabilities		958
Income tax payable		615
Current liabilities		52,244
NON-CURRENT LIABILITIES:		
Other non-current liabilities		7,787
Non-current liabilities		7,787
Total liabilities		60,031
EQUITY:		
Contributed capital		4,066
Retained earnings		406,871
Total equity		410,937
Total liabilities and equity	$	470,968

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Simplifile LC
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Closing solutions	$	85,366
Affiliate revenue		32
Total Revenue		85,398
Expenses:		
Compensation and benefits		22,249
Professional services		104
M&A Expenses		78
Technology and communication		11,251
Rent and occupancy		903
Selling, general and administrative		3,401
Depreciation and amortization		15,054
Operating expenses		53,040
Operating income		32,358
Intercompany interest income		2,752
Other expense, net		2,752
Pre-tax net income		35,110
Income tax expense		9,466
Net income	$	25,644

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Due from Affiliates, Net		$ 264
	Current assets	264
NON-CURRENT ASSETS:		
Goodwill		(19)
Other noncurrent assts		300
	Other non-current assets	281
	Assets	545
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities		-
	Current liabilities	-
	Liabilities	-
SHAREHOLDERS EQUITY:		
Retained earnings		545
	Equity	545
	Total liabilities and equity	$ 545

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Stock Clearing Corporation
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Other revenues	$ -
Total revenue	-
Selling, general and administrative	-
Operating expenses	-
Operating income	-
Other expense, net	-
Pre-tax net income	-
Income tax expense	-
Net income	-

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	12
Due from affiliates, net		21
Current assets		33

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	400
Accumulated depreciation	(400)
Property and equipment, net	0
Assets	33

LIABILITIES and EQUITY:

SHAREHOLDERS EQUITY:

Retained earnings		33
Equity		33
Total liabilities and equity	$	33

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Strike Network Services LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	-
Depreciation and amortization	-
Operating expenses	-
Operating loss	-
Pre-tax net loss	-
Net loss	-

.

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



StrikeNET LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	26
Due from affiliates, net		92
Current assets		118
Assets		118

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Accounts payable and accrued liabilities	-
Current liabilities	0
Liabilities	0

SHAREHOLDERS EQUITY:

Retained earnings		118
Equity		118
Total liabilities and equity	$	118

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	111
Total assets	$	111
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliates, net		158
Current liabilities		158
Total liabilities		158
EQUITY:		
Retained deficit		(47)
Total equity		(47)
Total liabilities and equity	$	111

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Corp.
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenue:		
Total Revenue		-
Expenses:		
Selling, General and Administration		(24)
Operating expenses		(24)
Operating income		24
Income tax expense		6
Net income	$	18

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Super Peach Acquisition Sponsor, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year e December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchan Commission.



Tap and Trade, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)

ASSETS:

Other assets		1
Total assets	$	1

LIABILITIES AND EQUITY:

EQUITY:

Member capital		1
Equity		1
Total equity	$	1

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audite financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all c information required by generally accepted accounting principles for complete financial statements. These financial stateme should be read in conjunction with the IntercontinentalExchange Group, Inc. financial statements and notes thereto for the ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Cash and cash equivalents	$	1,720
Current Assets		1,720
OTHER NONCURRENT ASSETS:		
Goodwill		22,514
Other non-current assets		22,514
Assets	$	24,234
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	2
Due to affiliate, net		14
Current liabilities		16
Liabilities		16
EQUITY:		
Contributed capital		90,246
Retained deficit		(66,028)
Total Equity		24,218
Total Liabilities and Equity	$	24,234

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



The Clearing Corporation
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Revenues:	
Other revenue	$ -
Total revenue	-
Expenses:	
Selling, general and administrative	10
Operating expenses	10
Operating loss	(10)
Interest income	75
Other income	75
Pre-tax net income	65
Income tax benefit	6
Net Income	$ 71

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TOMN Holdings, Inc.
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:		
Income tax receivable	$	5
	Current assets	5
NON-CURRENT ASSETS:		
Other intangibles, net		3
Other non-current assets		118
Deferred tax assets		420
	Other non-current assets	541
	Assets	546
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Other Current Liabilities		179
Income Tax Payable		1
	Current liabilities	180
NON-CURRENT LIABILITIES:		
Other non-current liabilities		56
	Non-current liabilities	56
	Liabilities	236
SHAREHOLDERS EQUITY:		
Additional paid-in capital		4,746
Retained deficit		(4,436)
	Equity	310
	Total liabilities and equity	$ 546

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TOMN Holdings, Inc.
STATEMENT OF INCOME
Year Ended December 31, 2023[1]
(Unaudited)
(in thousands)

Affiliate revenue	$	4,736
Total revenue		**4,736**
Rent and occupancy		15
Selling, general and administrative		(151)
Depreciation and amortization		10,000
Operating expenses		**9,864**
Operating loss		**(5,128)**
Other income, net		1
Other income, net		**1**
Pre-tax net loss		**(5,127)**
Income tax benefit		691
Net loss		**(4,436)**

[1] Entity was acquired September 5, 2023 and only income statement impacts beyond the acquisition date are included in the consolidated staetment of income of Intercontinental Exchange, Inc.. Statement of income presented above is for calendar-year 2023.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trade Cert USA ltd
Balance Sheet
As of December 31, 2023
(Unaudited)
(in thousands)

Total assets	$	-
LIABILITIES and EQUITY:		
CURRENT LIABILITIES:		
Due to affiliate, net	$	3
Current liabilities		3
Total liabilities	$	3
EQUITY:		
Retained deficit		(3)
Total equity		(3)
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trade Cert USA ltd
Statement of Income
Year Ended December 31, 2023
(Unaudited)
(in thousands)

.

Revenue:	
OTC Revenue	-
Total Revenue	-
Expenses:	
Selling, general and administration	-
Operating expenses	-
Operating loss	-
Net loss	$ -

.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Balance Sheet
As Of December 31, 2023
(Unaudited)
(in thousands)

PROPERTY PLANT AND EQUIPMENT:

Property and equipment cost	5,778
Accumulated depreciation	(4,517)
Property and equipment net	1,261

OTHER NON-CURRENT ASSETS

Deferred Tax Asset	182
Investment in subsidiary	168
Other non-current assets	350

Total assets	$	1,611

LIABILITIES AND EQUITY:

CURRENT LIABILITIES:

Accrued salaries and benefits	269
Due to affiliates, net	1,012
Current liabilities	1,281

NONCURRENT LIABILITIES:

Deferred tax liabilities - noncurrent	0
NonCurrent Liabilities	0

Total liabilities	1,281

EQUITY:

Additional paid-in capital	5,451
Retained deficit	(5,121)
Equity	330

Total liabilities and equity	$	1,611

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of nor recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include incon taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audit financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all (information required by generally accepted accounting principles for complete financial statements. These financial statem should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Corp
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

REVENUES:

Other revenue	$	-
Operating revenues		**0**

OPERATING EXPENSES:

Compensation and benefits	322
Professional services	25
Technology and communcations	1
Selling, general & administration	4
Amortization & depreciation expense	775
Service & license fees to affiliates	83
Operating expenses	**1,210**

Operating loss		**(1,210)**
Income tax benefit		**313**
Net loss	$	**(897)**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

CURRENT ASSETS:		
Prepaid expenses and other current assets	$	3
Current assets		3
OTHER NON-CURRENT ASSETS		
Deferred tax assets - non-current	$	2
Goodwill		8,744
Investment in Subsidiary		10,968
Other non-current assets		19,714
Total assets	$	**19,717**
LIABILITIES:		
Accounts Payable and Accrued Liabilities	$	-
Due to affiliates, net		20
Liabilities		**20**
EQUITY:		
Contributed Capital	$	-
Retained Earnings		19,697
Equity		**19,697**
Total liability and equity	$	**19,717**

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



TradeCapture OTC Holdings, Inc.
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

TOTAL REVENUE	$	-
OPERATING EXPENSES:		
Selling, general and administrative		11
Affiliate expenses		17
Operating expenses		**28**
Pre-tax net loss		(28)
Income tax benefit		7
Net loss	$	(21)

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Trebuchet Holdings, LLC
Balance Sheet
As Of December 31, 2023
(Unaudited)
(In thousands)

PLANT PROPERTY AND EQUIPMENT

Property and equipment cost	$	1,060
Accumulated depreciation		(1,060)
Property and equipment net		0
Total assets	$	-

LIABILITIES AND MEMBER EQUITY:

CURRENT LIABILITIES:

Due to affiliates, net	$	2,000
Current liabilities		2,000
Total liabilities	$	**2,000**

EQUITY:

Additional Paid in Capital	$	140
Contributed capital		1,519
Retained deficit		(3,659)
Equity		**(2,000)**
Total liabilities and equity	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of norm recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of information required by generally accepted accounting principles for complete financial statements. These financial statement should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year en December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchang Commission.



Trebuchet Holdings, LLC
Income Statement
Year Ended December 31, 2023
(Unaudited)
(In thousands)

Total Revenue	$	-
OPERATING EXPENSES:		
Amortization & depreciation expense	$	-
Operating expenses		-
Net loss	$	-

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
BALANCE SHEET
As of December 31, 2023
(Unaudited)
(in thousands)

CURRENT ASSETS:

Cash and cash equivalents	$	3
Current assets		3

PLANT PROPERTY AND EQUIPMENT:

Property and equipment	112
Accumulated depreciation	(112)
Property and equipment, net	0
Assets	3

LIABILITIES and EQUITY:

CURRENT LIABILITIES:

Due to afilliates, net	118
Current liabilities	118
Liabilities	118

SHAREHOLDERS EQUITY:

Retained deficit		(115)
Equity		(115)
Total liabilities and equity	$	3

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.



Wireless Internetwork LLC
STATEMENT OF INCOME
Year Ended December 31, 2023
(Unaudited)
(in thousands)

Data services fees, net	-
Total revenue	-
Depreciation and amortization	0
Operating expenses	0
Operating loss	0
Pre-tax net loss	0
Net loss	0

.
.

In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to fairly present our financial position and results of operations for the period presented. Certain information normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements do not include income taxes accounting and equity method accounting. The balance sheet at December 31, 2023 has been derived from the audited financial statements of Intercontinental Exchange, Inc. (the ultimate parent company) at that date but does not include all of the information required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the Intercontinental Exchange, Inc. financial statements and notes thereto for the year ended December 31, 2023, which are contained in our Annual Report on Form 10-K previously filed with the Securities and Exchange Commission.

EXHIBIT I

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

EXHIBIT I

The audited consolidated financial statements for NYSE American LLC for the year ended December 31, 2023 follow.

CONSOLIDATED FINANCIAL STATEMENTS

NYSE American LLC and Subsidiaries
Year Ended December 31, 2023
With Report of Independent Auditors

NYSE American LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2023

Contents



Ernst & Young LLP
Suite 1000
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Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Auditors

The Board of Directors and Management
NYSE American LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NYSE American LLC and Subsidiaries (the Company), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

A member firm of Ernst & Young Global Limited



Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 28, 2024

3

NYSE American LLC and Subsidiaries

Consolidated Balance Sheet

(In Millions)

December 31, 2023

Assets

Current assets:

Cash and cash equivalents	$	3
Accounts receivable		50
Due from affiliates		221
Loan receivable from affiliate		100
Income tax receivable		1
Total current assets		375
Non-current assets:		
Goodwill		1,022
Other intangible assets, net		608
Other non-current assets		183
Total non-current assets		1,813
Total assets	$	2,188

Liabilities and equity

Current liabilities:

Accounts payable and accrued liabilities	$	60
Due to affiliates		50
Deferred revenue		5
Total current liabilities		115
Non-current liabilities:		
Accrued employee benefits		11
Deferred revenue		4
Deferred income taxes		187
Other non-current liabilities		5
Total non-current liabilities		207
Total liabilities		322
Non-controlling interest		530
Controlling interest		1,336
Total equity		1,866
Total liabilities and equity	$	2,188

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

(In Millions)

Year Ended December 31, 2023

Revenues:		
Transaction fees	$	94
Listing fees		22
Data services fees		16
Affiliate fees		2
Other		34
Total revenues		168
Transaction-based expenses:		
Section 31 fees		11
Cash liquidity payments, routing and clearing		18
Total revenues less transaction-based expenses		139
Operating expenses:		
Technology and communications		1
Professional services		2
Selling, general and administrative		1
Depreciation and amortization		9
Affiliate		45
Total operating expenses		58
Operating income		81
Other income:		
Interest and other income, net		12
Income before income tax expense		93
Income tax expense		3
Net income		90
Net income attributable to non-controlling interest		(37)
Net income attributable to NYSE American LLC	$	53
Other comprehensive income:		
Other comprehensive income		3
Comprehensive income attributable to NYSE American LLC	$	56

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Changes in Equity

(In Millions)

Year ended December 31, 2023

	Non-controlling Interest	Controlling Interest	Total Equity
Balance at January 1, 2023	$ 520	$ 1,406	$ 1,926
Net income	—	90	90
Net income attributable to non-controlling interest	37	(37)	—
Distributions to affiliate	—	(125)	(125)
Distributions to non-controlling interest	(27)	—	(27)
Employee benefit plan adjustments	—	(1)	(1)
Other comprehensive income	—	3	3
Balance at December 31, 2023	$ 530	$ 1,336	$ 1,866

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Consolidated Statement of Cash Flows

(In Millions)

Year Ended December 31, 2023

Operating activities:

Net income	$	90
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		9
Deferred income taxes		(9)
Change in assets and liabilities:		
Accounts receivable		(3)
Other assets		(19)
Accounts payable and accrued liabilities		(4)
Due to affiliates, net		(15)
Other liabilities		3
Total adjustments		(38)
Net cash provided by operating activities		52
Financing activities:		
Distributions to non-controlling interest		(27)
Distributions to affiliate		(24)
Net cash used in financing activities		(51)
Net change in cash and cash equivalents		1
Cash and cash equivalents, beginning of year		2
Cash and cash equivalents, end of year	$	3
Supplemental cash and non-cash flow disclosure:		
Cash paid for income taxes	$	1
Non-cash distributions to affiliate		(101)

See accompanying notes to consolidated financial statements.

NYSE American LLC and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2023

1. Description of Business

NYSE American LLC ("NYSE American" or the "Exchange" or the "Company") is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"), a holding company that through its subsidiaries, operates securities exchanges including NYSE American. The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"). ICE operates regulated global markets and clearing houses, including futures exchanges, over-the-counter markets and derivatives clearing houses. ICE operates 12 global exchanges and six central clearing houses. ICE offers end-to-end market data services to support trading, investment and risk management needs of customers across virtually all asset classes. The Exchange is a United States registered national securities exchange and self-regulatory organization ("SRO"). As such, it is registered with, and subject to oversight by, the Securities and Exchange Commission ("SEC"). The Exchange is a 47% shareholder in NYSE Amex Options LLC ("NYSE American Options"). The Exchange consolidates the results of NYSE Amex Options (Note 4). In addition to the Exchange, the Parent has four other subsidiary SROs: NYSE Arca, Inc., New York Stock Exchange LLC, NYSE National, Inc., and NYSE Chicago, Inc.

The Exchange is the regulator of its members. Certain of the Exchange's regulatory functions are performed by the Financial Industry Regulatory Authority, Inc., ("FINRA") pursuant to an agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP") and include the accounts of the Exchange and its subsidiaries, which include NYSE American Options and PDR Services, LLC (collectively, the "Subsidiaries"). All intercompany balances and transactions between the Exchange and its Subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Exchange's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-controlling Interest

For those consolidated subsidiaries in which the Exchange's ownership is less than 100% and for which the Exchange has control over the assets and liabilities and the management of the entity, the external equity interests are shown as non-controlling interests.

Affiliate Revenues and Expenses

Affiliate revenues are recognized when the related services are provided to the Company's affiliates. Affiliate expenses are recognized at the time the services are provided to the Company by its affiliates (Note 7).

Cash and Cash Equivalents

The Exchange considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2023, the Company did not hold any investments of this type.

Allowance for Doubtful Accounts

Under ASU 2016-13 *Measurement of Credit Losses on Financial Instruments*, we estimate our allowance for doubtful accounts using an aging method, disaggregated based on major revenue stream categories as well as other unique revenue stream factors. The allowance for doubtful accounts is maintained at a level that we believe to be sufficient to absorb expected credit losses over the expected life in our accounts receivable portfolio. The allowance is based on several factors, including continuous assessments of risk characteristics, specific customer events that may impact its ability to meet its financial obligations, and other reasonable and supportable economic forecasts and characteristics. Accounts receivable are written-off against the allowance for doubtful accounts when collection efforts cease. The Exchange's allowance for doubtful accounts was de minimis as of the balance sheet date.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized, but are reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its book value. Identifiable indefinite-lived intangible assets consist of exchange registration and licenses and trade names. The Company did not record an impairment charge related to goodwill and indefinite-lived intangible assets during the year ended December 31, 2023.

Long-Lived Assets and Finite-Lived Intangible Assets

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. When these indicators exist, the Exchange projects undiscounted net future cash flows over the remaining life of such assets. If the sum of the projected cash flows is less than the carrying amount, an impairment would exist, measured based upon the difference between the carrying amount and the fair value of the assets. Finite-lived intangible assets are generally amortized using the straight-line method or an accelerated method over the lesser of their contractual or estimated useful lives. The Company did not record an impairment charge

related to long-lived assets and finite-lived intangible assets during the year ended December 31, 2023.

Accrued Employee Benefits

The Exchange has a defined benefit pension and other postretirement benefit plans, or collectively "benefit plans". The benefit accrual for the pension plan is frozen. We recognize the funded status of the benefit plans in the consolidated balance sheet, measure the fair value of plan assets and benefit obligations as of the date of our fiscal year-end, and provide additional disclosures in the footnotes to the consolidated financial statements (Note 10).

Benefit plan costs and liabilities are dependent on assumptions used in calculating such amounts. These assumptions include discount rates, health care cost trend rates, benefits earned, interest cost, expected return on assets, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. We immediately recognize in the consolidated statement of comprehensive income certain of these unrecognized amounts when triggering events occur, such as when a settlement of pension obligations in excess of total interest and service costs occurs. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and other post-retirement obligations and future expense recognized.

Income Taxes

The Exchange is included in the consolidated federal and certain unitary state and local income tax returns filed by certain affiliates. In addition, the Exchange files separate state and local income tax returns for certain other states. Pursuant to an election under ASC 740-10-30-27A, the Company elects to allocate current and deferred tax expense from the Parent's consolidated or unitary tax returns to the Exchange's consolidated financial statements. Income taxes reflected in the accompanying financial statements are generally calculated, or allocated from Parent, as if the Exchange filed separate income tax returns, except where a specific allocation is permitted under treasury regulations, and are accounted for under the liability method. The Exchange recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Exchange recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Exchange establishes valuation allowances if it believes that it is more likely than not that some or all of its deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect. Tax attributes or tax benefits that exist based on the Company's separate return method that can be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

The Exchange does not recognize a tax benefit unless it concludes that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, the Exchange recognizes a tax benefit measured at the largest amount of the tax benefit that, in its judgment, is greater than 50 percent likely to be realized. The Exchange recognizes

accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

The Exchange is subject to tax in numerous jurisdictions, primarily based on its operations. Significant judgment is required in assessing the future tax consequences of events that have been recognized in the Exchange's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could have material impact on the Exchange's financial position or operating results.

Revenue Recognition

Cash equities trading fee revenues are paid by customer organizations based on their trading activity. The Exchange recognizes revenue when it provides services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those services. Fees are assessed on a per share basis for trading in equity securities. The fees vary based on the size and type of trade that is consummated. The Exchange earns transaction fees for customer orders of equity securities matched internally, as well as for customer orders routed to other exchanges. Cash equities trading fees contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash equities trading fees are recorded gross of liquidity rebates and routing charges. Liquidity payments made to cash trading customers and routing charges paid to other exchanges are included in transaction-based expenses in the consolidated statement of comprehensive income.

Cash options trading revenues contain one performance obligation related to trade execution which occurs instantaneously, and the revenue is recorded at the point in time of the trade execution. Cash options trading fees are recorded net of rebates. The Exchange offers rebates in certain of its markets primarily to support market liquidity and trading volumes by providing qualified trading participants in those markets a discount to the applicable rate. These rebates reduce revenue that the Exchange would have generated had it charged full transaction fees and had it generated the same volume without the rebate program.

The Exchange recognizes listing fee revenues from two types of fees applicable to companies listed on the Exchange - listing fees and annual fees. Listing fees consist of two components: original listing fees and fees related to other corporate-related actions. Original listing fees, subject to a minimum and maximum amount, are based on the number of shares that a company initially lists. Other corporate action related fees are paid by listed companies in connection with corporate actions involving the issuance of new shares to be listed, such as stock splits, rights issues and sales of additional securities, as well as mergers and acquisitions, which are subject to a minimum and maximum fee.

Each distinct listing fee is allocated to multiple performance obligations including original and incremental listing and investor relations services, as well as a customer's material right to renew the option to list on the Exchange. In performing this allocation, the standalone selling price of the listing services is based on the original and annual listing fees and the standalone selling price of the investor relations services is based on its market value. All listings fees are billed upfront and the identified performance obligations are satisfied over time. Revenue related to the investor relations performance obligation is recognized ratably over the period these services are provided, with the remaining revenue recognized

ratably over time as customers continue to list on the Exchange. Listings fees related to other corporate actions are considered contract modifications of our listing contracts and are recognized ratably over time as customers continue to list on the Exchange.

Annual fees are charged based on the number of outstanding shares of listed U.S. companies at the end of the prior year. Annual fees are recognized as revenue on a pro rata basis over the calendar year.

The Exchange collects market data revenues from our cash equity and options consortium-based data products and, to a lesser extent, for proprietary data products. Consortium-based data revenues that coordinated market data distribution generates (net of administration costs) are distributed to participating markets on the basis of the Regulation National Market System ("Reg NMS") formula. From time to time, the securities information processors may recover revenues from prior periods that were uncollected in those periods. The Exchange collects annual license fees from vendors for the right to distribute market data to third parties and a service fee from vendors for direct connection to market data. These fees are recognized as revenue as services are rendered. These fees are included in data services fees in the consolidated statement of comprehensive income.

As of December 31, 2023, the remaining deferred revenue balance for original listings revenue, other listings revenue and data services and other revenues will be recognized over the period of time we satisfy our performance obligations as previously described. For the year ended December 31, 2023, $117 million of our net revenues, less transaction-based expenses were related to services transferred at a point in time and $22 million were related to services transferred over time.

Other revenues relate to regulatory fees charged to member organizations, trading license fees, facility and other fees provided to specialists, brokers and clerks physically located on the U.S. markets that enable them to engage in the purchase and sale of securities on the trading floor. These fees are recognized as services are rendered.

Transaction-Based Expenses

The Exchange pays the SEC fees pursuant to Section 31 of the Securities Exchange Act of 1934 for transactions executed on the U.S. equities and options exchanges. These Section 31 fees (which are included in transaction-based expenses in the consolidated statement of comprehensive income) are designed to recover the government's costs of supervising and regulating the securities markets and securities professionals. The Exchange (or the Options Clearing Corporation on the Exchange's behalf), in turn, collects activity assessment fees, which are included in transaction fees in the consolidated statement of comprehensive income, from member organizations clearing or settling trades on the Exchange and recognizes these amounts as revenue when invoiced. Fees received are included in cash at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as an accrued liability until paid. The activity assessment fees are designed so that they are equal to the Section 31 fees paid by the Exchange to the SEC. As a result, Section 31 fees do not have an impact on the Exchange's net income.

Section 31 fees collected from customers are recorded on a gross basis as a component of transaction fee revenue.

The Exchange also incurs routing charges when it does not have the best bid or offer in the market for a security that a customer is trying to buy or sell on the Exchange. In that case, the customer's order is routed to the external market center that displays the best bid or offer. The external market center charges the Exchange a fee per share (denominated in tenths of a cent per share) for routing to its system. The Exchange includes costs incurred due to erroneous trade execution within routing and clearing.

Fair Value Measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

The fair value of the Exchange's assets acquired and assumed liabilities is measured based on a three-level hierarchy:

– **Level 1 inputs** — quoted prices for identical assets or liabilities in active markets.

– **Level 2 inputs** — observable inputs other than Level 1 inputs such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.

– **Level 3 inputs** — unobservable inputs supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

3. Equity Method Investments

The Exchange owns a 20% interest in the Options Clearing Corporation ("OCC") through a direct investment which is recorded as an equity method investment. Under equity method accounting, the carrying value of the OCC investment is adjusted on the balance sheet by recognizing the Exchange's pro-rate share of the earnings or losses of OCC, with a corresponding adjustment in our statement of comprehensive income to other income, after eliminating any intra-entity income or expenses. If OCC issues cash dividends, the amount of these dividends are deducted from the carrying amount of the Exchange's investment. The Exchange recorded equity earnings of $10 million which is included in interest and other income, net on the consolidated statements of net income for the year ended December 31, 2023. There were no dividends received for the year ended December 31, 2023.

4. Non-Controlling Interest

NYSE Amex Options

On June 29, 2011 and prior to the ICE acquisition of the Parent, the Exchange completed the sale of a significant equity interest in NYSE Amex Options, a U.S. options exchange, to seven external investors. The Exchange remains a 47% shareholder in the entity and manages the day-to-day operations of NYSE Amex Options, which operates under the supervision of a separate board of directors. The Exchange consolidates this entity for financial reporting purposes due to its ability to exercise control over the entity. External investors no longer own an equity interest in NYSE Amex Options with the shares previously held now being owned by a wholly-owned subsidiary of Parent. The Exchange has recorded the value of

$530 million as of December 31, 2023 as non-controlling interest in the accompanying consolidated balance sheet.

5. Other Intangibles

The Exchange's intangible assets include $608 million as of December 31, 2023 related to identified intangible assets from ICE's acquisition of the Parent. The following table presents the details of the intangible assets as of December 31, 2023 (in millions):

	Assigned Value	Accumulated Amortization	Useful Life
Exchange registration and licenses	$ 515	$ —	Indefinite
Customer relationships	147	88	17 years
Trade names and other	34	—	Indefinite
Total	$ 696	$ 88	

Indefinite useful lives were assigned to exchange registrations and licenses since the registrations and licenses represent rights to operate the Exchange in perpetuity and based on the long history of the Exchange and the expectation that a market participant would continue to operate them indefinitely. An average 17 year useful life for customer relationships is based on the projected economic benefits of the asset, and represents the approximate point in the projection period in which a majority of the asset's cash flows are expected to be realized based on assumed attrition rates. Useful lives of trade names were determined based on history in the marketplace, their continued use, importance to the business and prominence in the industry.

For the year ended December 31, 2023, amortization expense of acquired intangible assets was $9 million and is included in depreciation and amortization expense in the consolidated statement of comprehensive income. The estimated future amortization expense of acquired intangible assets is as follows (in millions):

Year Ending December 31:	
2023	$ 9
2024	9
2025	9
2026	9
2027	9
Thereafter	14
Total	$ 59

6. Income Taxes

The components of the income tax provision for the year ended December 31, 2023 were as follows (in millions):

Current:		
Federal	$	11
State and local		1
Total current		12
Deferred:		
Federal		3
State and local		(12)
Total deferred		(9)
Total tax expense	$	3

A reconciliation of the U.S. federal statutory rate of 21 percent to the Exchange's actual income tax rate for the year ended December 31, 2023 was as follows:

Federal statutory rate	21 %
State and local taxes (net of federal benefit)	3
State apportionment changes	(10)
Prior year adjustments	(2)
Non-controlling interest in the Exchange	(8)
Effective tax rate	4 %

The effective tax rate is less than the federal statutory rate primarily due to state apportionment changes and non-controlling interest, partially offset by state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of deferred tax assets and liabilities as of December 31, 2023 (in millions):

Deferred tax assets:		
Deferred compensation	$	3
Other		2
Total deferred tax assets	$	5
Deferred tax liabilities:		
Acquired intangible assets	$	(159)
Equity in earnings		(33)
Total deferred tax liabilities		(192)
Net non-current deferred tax assets/(liabilities)	$	(187)

A valuation allowance is established when management determines that it is more likely than not that all or some portion of the benefit of the deferred tax assets will not be realized. Tax attributes or tax benefits that exist based on the Company's separate return method that can

be used by its affiliates in a consolidated filing are treated as intercompany transactions between the Exchange and affiliates.

For the year ended December 31, 2023 the ending balance of unrecognized tax benefits is $4 million.

The Exchange recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense. For the year ended December 31, 2023, the amount recognized for interest and penalties is not material. Accrued interest and penalties balances were $1 million as of December 31, 2023. Tax years prior to 2015 no longer remain subject to examination.

7. Related Parties

The Exchange has agreements with ICE and other affiliates who are wholly-owned subsidiaries of ICE to support the operations of the Exchange. These subsidiaries of ICE also make payments to vendors on behalf of the Exchange and the Exchange also makes payments to vendors on behalf of these subsidiaries. The Parent also pays or recovers federal and certain state and local unitary income taxes on behalf of the Exchange.

The Exchange has agreements with ICE and New York Stock Exchange LLC for them to provide management and technical support services to the Exchange. The expenses incurred by ICE and New York Stock Exchange LLC primarily relate to salary, wages and benefits of the employees involved in performing or directly supervising services, hosting costs, regulatory service costs, as well as other direct and overhead costs. The Exchange incurs routing fees from NYSE Arca, Inc. representing a markup of actual routing costs charged by other execution venues. During the year ended December 31, 2023, expenses of $45 million have been recorded by the Exchange in connection with these agreements and are reflected as affiliate expenses in the accompanying consolidated statement of comprehensive income.

As of December 31, 2023, the Exchange had a $221 million receivable and a $50 million payable related to these agreements. Payments of the related party balances are made on an as needed basis and no interest is charged on the balances. Payments of $53 million were received from affiliates and payments of $3 million were made to affiliates subsequent to the year ended December 31, 2023.

Additionally, as of December 31, 2023, the Exchange had a loan receivable from the Parent of $100 million. The loan represents an on demand promissory note, bearing an interest rate equal to one month LIBOR, and was used by Parent to fund its operations.

8. Notes Receivable

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail, or CAT, to improve regulators' ability to monitor trading activity. In 2018, the first phase of implementation went live and required SRO participants to begin reporting to the CAT. Funding of the implementation and operation of the CAT is ultimately expected to be provided by both the SROs and broker-dealers. To date, however, funding has been provided solely by the SROs, partly in exchange for promissory notes, which increases the risk that SROs, including the Company, will not be reimbursed for costs expended to date. Due to the

replacement of the original plan processor, promissory impairment charges were recorded in 2019, 2020, and 2023. $3 million of impairment charges were recorded in 2023.

During the year ended December 31, 2023, total payments to the CAT were $8 million with a net $7 million being recorded to notes receivable in the consolidated balance sheet after a $1 million reserve and provision recorded in professional services in the consolidated statement of net income. The SEC approved a funding model that shares the cost of the CAT between SROs and broker-dealers in September 2023, however, that approval has been challenged in the United States Court of Appeals for the Eleventh Circuit. If this challenge is successful, there is a risk that SROs will not be reimbursed. As of December 31, 2023, the Exchange has accrued approximately $23 million as a receivable in connection with our portion of expenses related to the CAT implementation. In addition, there are additional risks to SRO participants related to regulatory actions or fines in connection with a delay in implementation of the CAT.

9. Deferred Revenue

Total deferred revenue was $9 million as of December 31, 2023, including $5 million in current deferred revenue and $4 million in non-current deferred revenue. During 2023, there were additions of $36 million and amortization of $36 million in deferred revenue. Included in the amortization recognized in 2023, $5 million related to the deferred revenue balance as of January 1, 2023. As of December 31, 2023, we estimate that our deferred revenue will be recognized in the following years (in millions):

	Total
2024	5
2025	3
2026	1
2027	—
2028	—
Thereafter	—
Total	$ 9

10. Pension and Other Benefit Plans

The employees of the Exchange participate in defined benefit plans (the "Plans") and defined contribution plans offered to certain U.S. employees of ICE. Effective December 31, 2008, the Exchange's benefit plans were merged with the Plans. The benefit accrual for the Plans is frozen. New York Stock Exchange, LLC and the Exchange represent approximately 92% and 8%, respectively, of the plan assets, for the defined retirement plan, and obligations as of December 31, 2023; however, they are not managed separately. Based on the Exchange's 8% share, the accompanying consolidated balance sheet includes $4 million of noncurrent assets classified as other noncurrent assets, $1 million of current liabilities classified as accounts payable and accrued liabilities, $11 million of noncurrent liabilities classified as accrued employee benefits, and $5 million other comprehensive loss reflected as equity. The remainder of this footnote reflects the consolidated Plans with reference to ICE as the ultimate parent of the Exchange.

Defined Benefit Pension Plans

Retirement benefits are derived from a formula, which is based on length of service and compensation. Based on the calculation, ICE may contribute to its pension plans to the extent such contributions may be deducted for income tax purposes.

During the year ended December 31, 2023, ICE did not make any contributions to its pension plan. The pension plan has a target allocation of 5% equity securities and 95% fixed income securities. The fixed income allocation includes corporate bonds of companies from diversified industries and U.S. government bonds. ICE anticipates that there will be less need for pension contributions in future years, and the pension plan will not be required to pay the Pension Benefit Guaranty Corporation variable rate premiums.

ICE does not expect to make contributions to the pension plan in 2024. ICE will continue to monitor the plan's funded status, and will consider modifying the plan's investment policy based on the actuarial and funding characteristics of the retirement plan, the demographic profile of plan participants, and our business objectives.

The fair values of the pension plan assets at December 31, 2023, by asset category were as follows (in millions). See Note 11 for further detail on fair value of financial instruments.

Asset Category	Fair Value Measurements			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$ 8	$ —	$ —	$ 8
Equity securities:				
U.S. large-cap	—	18	—	18
U.S. small-cap	—	6	—	6
International	—	11	—	11
Fixed income securities	154	542	5	701
Total	$ 162	$ 577	$ 5	$ 744

The above table includes a total of $50 million of net unsettled securities purchases as of December 31, 2023. These trades settled in January 2024.

The measurement date for the pension plan is December 31, 2023. The following table provides a summary of the changes in the pension plan's benefit obligations and the fair value of assets measured using the valuation techniques described in Note 11, as of

December 31, 2023 and a statement of funded status of the pension plan as of December 31, 2023 (in millions):

Change in benefit obligation:		
Benefit obligation at January 1, 2023	$	647
Interest cost		30
Actuarial loss		14
Benefits paid		(47)
Benefit obligation at December 31, 2023		644
Change in plan assets:		
Fair value of plan assets at January 1, 2023		687
Actual return on plan assets		54
Benefits paid		(47)
Fair value of plan assets at December 31, 2023		694
Funded status		50
Accumulated benefit obligation		644
Amounts recognized in the ICE consolidated balance sheet:		
Accrued pension plan asset		50

The components of the pension plan expense in the ICE consolidated statements of income are set forth below for the year ended December 31, 2023 (in millions):

	Year Ended December 31, 2023	
Interest cost	$	30
Estimated return on plan assets		(35)
Amortization of loss		—
Aggregate pension expense	$	(5)

ICE uses a market-related value of plan assets when determining the estimated return on plan assets. Gains/losses on plan assets are amortized over a four-year period and accumulate in other comprehensive income. ICE recognizes deferred gains and losses in future net income based on a "corridor" approach, where the corridor is equal to 10% of the greater of the benefit obligation or the market-related value of plan assets at the beginning of the year.

The following table shows the payments projected based on actuarial assumptions (in millions):

2024	$	50
2025		51
2026		50
2027		50
2028		49
Next 5 years		232

Supplemental Executive Retirement Plan

ICE also maintains a nonqualified supplemental executive retirement plan ("SERP"), which provides SERP benefits for certain employees. Employees or former employees of the Exchange participate in SERP. The future benefit accrual of all SERP plans is frozen. To provide for the future payments of these benefits, ICE has purchased insurance on the lives of the participants through company-owned policies. At December 31, 2023, the cash surrender value of such policies was $64 million, which is included in other non-current assets on the ICE consolidated balance sheet.

The following table provides a summary of the changes in the SERP benefit obligations for the year ended December 31, 2023 (in millions):

Change in benefit obligations:		
Benefit obligation at January 1, 2023	$	26
Interest cost		1
Actuarial loss		—
Benefits paid		(4)
Benefit obligation at December 31, 2023		23
Funded status		(23)
Amounts recognized in the ICE consolidated balance sheet:		
Other current liabilities		(4)
Accrued employee benefits		(19)

SERP plan expense in the ICE consolidated statements of income was $1 million for the year ended December 31, 2023 and primarily consisted of interest cost.

The following table shows the projected payments for the SERP plan based on the actuarial assumptions (in millions):

2024	$	4
2025		3
2026		3
2027		2
2028		2
Next 5 years		9

Pension and SERP Plan Assumptions

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension/SERP cost are set forth below:

	December 31, 2023
Weighted-average discount rate for determining benefit obligations (pension/SERP)	4.7%/4.6%
Weighted-average discount rate for determining interest costs (pension/SERP plans)	4.8%/4.7%
Expected long-term rate of return on plan assets (pension/SERP)	4.4%/ N/A
Rate of compensation increase	N/A

The assumed discount rate reflects the market rates for high-quality corporate bonds currently available. The discount rate was determined by considering the average of pension yield curves constructed on a large population of high quality corporate bonds. The resulting discount rates reflect the matching of plan liability cash flows to yield curves. To develop the expected long-term rate of return on assets assumption, ICE considered the historical returns and the future expectations for returns for each asset class as well as the target asset allocation of the pension portfolio.

The determination of the interest cost component utilizes a full yield curve approach by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to each year's discounted cash flow.

Postretirement Benefit Plans

ICE assumed the Parent's defined benefit plans to provide certain health care and life insurance benefits for eligible retired U.S. employees. These post-retirement benefit plans, which may be modified in accordance with their terms, were fully frozen in 2009. The net periodic post-retirement benefit costs recorded by ICE was $3 million for the year ended December 31, 2023. The defined benefit plans are unfunded and ICE currently does not expect to fund the post-retirement benefit plans. The weighted average discount rate for determining the benefit obligation as of December 31, 2023 is 4.7%. The weighted average discount rate for determining the interest cost as of December 31, 2023 is 4.8%. The following table shows the actuarial determined benefit obligation, benefits paid during the period and the accrued employee benefits (in millions):

	Year Ended December 31, 2023
Benefit obligation at the end of year	$ 129
Interest cost	5
Actuarial gain	19
Employee contributions	2
Benefits paid	(13)
Amounts recognized in the ICE consolidated balance sheet:	
Other current liabilities	(9)
Accrued employee benefits	(120)

The following table shows the payments projected (net of expected Medicare subsidy receipts of $9 million in aggregate over the next ten fiscal years) based on actuarial assumptions (in millions):

2024	$ 9
2024	9
2025	10
2026	10
2027	10
Next 5 years	48

For measurement purposes, ICE assumed a 6.5% annual rate of increase in the per capita cost of covered health care benefits in 2023 which will decrease on a graduated basis to 3.9% in the year 2047 and thereafter.

Accumulated Other Comprehensive Income

The accumulated other comprehensive loss, after tax, as of December 31, 2023 consisted of the following amounts that have not yet been recognized in net periodic benefit cost (in millions):

	Pension Plans	SERP Plans	Post-retirement Benefit Plans	Total
Unrecognized net actuarial losses (gains), after tax	$ 77	$ 3	$ (14)	$ 66

Defined Contribution Plans

ICE assumed the Parent's defined contribution plans for which most employees of the Exchange contribute a portion of their salary within legal limits. The Exchange matches an amount equal to 100% of the first 6% of eligible contributions. Total contributions made for the year ended December 31, 2023 were $69 million related to the Parent's defined contribution plans.

11. Fair Value of Financial Instruments

The Exchange accounts for certain financial instruments (including those held in the Plan) at fair value in accordance with the Fair Value Measurements and Disclosures Topic which defines fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as disclosed in Note 2.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Changes in the valuation inputs may result in a reclassification of certain financial assets or liabilities. See Note 10 where the fair values of the Exchange's pension plan assets and the hierarchy level of each are disclosed.

We measure certain assets, such as intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value if they are deemed to be impaired. As of December 31, 2023, none of these assets were required to be recorded at fair value since no impairments were recorded.

12. Contingencies

The Exchange is, from time to time, subject to legal and regulatory proceedings that arise in the ordinary course of business. However, the Exchange does not believe that the resolution of these matters will have a material adverse effect on the Exchange's consolidated balance sheet, statement of comprehensive income, or liquidity. It is possible, however, that future results of operations could be materially and adversely affected by any new developments relating to the legal proceedings and claims.

On May 22, 2024, the SEC publicly announced an Order Instituting Cease-And-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings, and Imposing A Cease-And-Desist Order (the "Order"), finding the Exchange and eight other ICE subsidiaries governed by the SEC's Regulation Systems Compliance and Integrity ("Reg SCI") violated Reg SCI and ICE caused such Reg SCI violations. A copy of the Order, the findings of which the Exchange neither admits nor denies, can be found at https://www.sec.gov/files/litigation/admin/2024/34-100206.pdf. ICE paid the applicable fine in full and there is no impact to the Exchange's financial statements.

13. Subsequent Events

The Exchange has evaluated subsequent events and transactions through June 28, 2024, the date the financial statements were issued, and determined that no events or transactions met the definition of a subsequent event for purpose of recognition or disclosure in these financial statements, except as disclosed in Note 12 above.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

The ownership structure of NYSE American LLC is
as follows:

1.   Full legal name: NYSE Group, Inc.

2.   Title or status: Delaware corporation

3.   Date title or status was acquired: October 16, 2008

4.   Approximate ownership interest: 100% ownership interest

5.   Whether the person has control: Yes, NYSE Group, Inc. has control.

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

An alphabetical listing of the members and member organizations of each of NYSE American LLC and NYSE Amex Options LLC, containing information including the name, date of election, principal place of business, and information with respect to the activities in which the members and member organizations are primarily engaged, is maintained by NYSE American LLC and NYSE Amex Options LLC, respectively, is kept up to date, and will be made available to the Securities and Exchange Commission upon request.

In addition, a list of member organizations for each of NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

EXHIBIT N

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

JUNE 2024

A schedule of securities listed on NYSE American LLC and NYSE Amex Options LLC is publicly available on the Exchange's website at www.NYSE.com.

A list of securities admitted to trading on the NYSE American LLC and NYSE Amex Options LLC is maintained by the Exchange, is kept up to date, and will be made available to the Securities and Exchange Commission and the public on request.



Martha Redding
Corporate Secretary & Associate General Counsel
Martha.redding@ice.com

June 28, 2024

VIA KITEWORKS
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: ICE Organizational Chart

In connection with the 2024 amendments to the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 (the "Act") for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), NYSE Arca, Inc. ("NYSE Arca"), NYSE Chicago, Inc. ("NYSE Chicago"), and NYSE National, Inc. ("NYSE National" and collectively, the "Exchanges"), the Exchanges hereby are providing an organizational chart of Intercontinental Exchange, Inc. ("ICE"), the Exchanges' parent company, as of June 2024 (the "ICE Organizational Chart").

In April 2017, the Securities and Exchange Commission granted NYSE, NYSE American, NYSE Arca, and NYSE National a conditional exemption from certain requirements of Rule 6a-2 under the Act.[1] In April 2019, NYSE Chicago was granted a substantially similar exemption.[2] Pursuant to such exemptions, the Exchanges are providing the ICE Organizational Chart, as a supplement to the above-mentioned amendments to the Form 1 applications. The ICE Organizational Chart amends the previously provided information setting forth the affiliation of the foreign indirect affiliates of the Exchanges.[3]

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosure

---

[1]   See Securities Exchange Act Release No. 80536 (April 27, 2017), 82 FR 20671 (May 3, 2017) (order granting application by New York Stock Exchange LLC, NYSE MKT LLC, NYSE Arca, Inc., and NYSE National, Inc., respectively, for a conditional exemption pursuant to Section 36(a) of the Exchange Act from certain requirements of Rule 6a–2 under the Exchange Act).

[2]   See Securities Exchange Act Release No. 85611 (April 11, 2019) (order granting application by NYSE Chicago, Inc. for a conditional exemption pursuant to Section 36(a) of the Exchange Act from Certain Requirements of Rule 6a-2 under the Exchange Act).

[3]   See id. at 5, and 82 FR 20671, at 20672.



ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED

INTERCONTINENTAL EXCHANGE, INC.[7]
(NYSE: ICE)

- ICE Mortgage Technology Holdings, Inc. (Refer to page 5 for full structure)
- Interactive Data Holdings Corporation (Refer to page 4 for full structure)
- **INTERCONTINENTAL EXCHANGE HOLDINGS, INC.**
- Hawk Enterprises 1, Inc.
- Hawk Enterprises 2, LLC
- Securities Evaluations, Inc.[5]
- Intercontinental Exchange Property Protection, Inc.
- Super Peach Acquisition Sponsor, LLC
  - Super Peach Acquisition Corp.

Under INTERCONTINENTAL EXCHANGE HOLDINGS, INC.:

- ICE Data Derivatives, Inc.
  - Intercontinental Exchange Israel Ltd.
  - Super Derivatives (Singapore) Pte. Ltd.
  - Super Derivatives (India) Private Limited (99.99% ICE Data Derivatives, Inc., 0.01% Super Derivatives (Singapore) Pte. Ltd.)
  - Super Derivatives UK Limited
- ICE Data Indices, LLC
- ICE 5660, LLC
- ICE 4165, LLC
- ICE eConfirm LLC
- ICE Brazil Technology, LLC
  - Enterprises Aviation, LLC
- ICE Trade Vault, LLC[3]
- Chatham Energy, LLC
  - CalRock Brokers Inc.[6, 17]
- 10531561 Canada Inc.
  - ICE NGX Canada Inc.[3,17]
    - ICE NGX U.S. Inc.
    - Alberta Watt Exchange Ltd.
- DCFB LLC
- ICE Markets Inc.
  - ICE Markets Corporation
- ICE Data Management Group, LLC
- ICE Data Investment Group, LLC
  - ICE Data, LP Controller: ICE Data Mgmt Grp, LLC (1% GP/ICE Data Investment Grp, LLC 99%LP)
    - Pit Trader, LLC
- ICE U.S. OTC Commodity Markets, LLC
- Bakkt Management Holdings, LLC
- ICE Credit SEF LLC
- ICE Futures U.S., Inc.[3] (fka Board of Trade of City of New York, Inc.)
  - ICE Clear U.S., Inc.[3] (fka New York Clearing Corporation, Inc.)
  - eCops, LLC
  - New York Futures Clearing Corporation (Dormant)
  - Commodities Exchange Center (Dormant)
  - NYSE LIFFE Holdings, LLC
    - NYSE LIFFE US LLC
- BRIX Holding Company, LLC
  - ICE Execution Services, LLC (fka Ballista Securities LLC)
  - Trebuchet Holdings, LLC
- Ballista Holdings, LLC
- ICE Middle East Investments, LLC
  - ICE Futures Abu Dhabi Holdings Limited (60% ICE Middle East Investments, LLC)
    - ICE Futures Abu Dhabi Limited[2, 3, 12, 19, 21]
- ICE U.S. Holding Company GP LLC
- ICE US Holding Company LP LLC
- ICE US Holding Company LP <1% Class A: ICE US Holding Company GP LLC (as GP) >99% Class A: Intercontinental Exchange Holdings, Inc. (as LP) 37.5% Class B: ICE US Holding Company LP LLC 9% Class B: Creditex Group Inc. 53.5% Class B: Third-Party Companies
  - The Clearing Corporation[3] (Dormant)
    - Guaranty Clearing Corporation (Dormant)[3]
  - ICE Clear Credit LLC[3, 5]
  - ICE Processing, LLC (fka T-Zero Processing Services, LLC)
  - Creditex, LLC
    - Creditex Singapore Pte Limited
  - CreditTrade, Inc.
    - ICE Bonds Securities Corporation (fka Creditex Securities Corporation)[4, 5, & 18]
  - QW Holdings, LLC
    - Q-WIXX B Sub, LLC
      - Q-WIXX International Limited
- Radiate, Inc.
- Creditex Holdco, LLC
- Creditex Group, Inc.
- TradeCapture OTC Holdings, Inc.
  - TradeCapture OTC Corp
    - Tap and Trade, Inc.
  - ICE MT India Private Limited (99.9998% IntercontinentalExchange International Inc.), 0.0002% Capsilon Holdings S.a.r.l. (Luxembourg)
- ICE ETF Hub, LLC
- ICE Swap Trade, LLC[3]
  - ICE Securities Execution & Clearing, LLC[4, 5, 18]
- ICE Credit Hub, LLC
- NYSE Holdings LLC (Refer to Page 2 for full structure)
  - Intercontinental-Exchange International, Inc.
    - ICE Data Services India Private Limited (99% IntercontinentalExchange International, Inc.; 1% Intercontinental Exchange Holdings, Inc.)
    - ICE UK GP, LLC
    - ICE UK LP, LLC
      - ICE Europe Partners LP (ICE UK GP, LLC >99%, ICE UK LP, LLC <1%)
        - ICE Europe Parent Limited
          - Refer to Page 3 for full ICE Europe Parent Ltd Org Structure

KEY TO REGULATED ENTITIES

1. MANITOBA SECURITIES COMMISSION
2. UK FINANCIAL CONDUCT AUTHORITY
3. US COMMODITY FUTURES TRADING COMMISSION (CFTC)
4. US FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
5. US SECURITIES AND EXCHANGE COMMISSION (SEC)
6. NATIONAL FUTURES ASSOCIATION (NFA)
7. Publicly listed company subject to the rules and requirements of the NYSE and SEC
8. BANK OF ENGLAND (BoE)
9. FCA Regulated Recognised Investment Exchange (RIE)
10. BoE Supervised Recognised Clearing House (RCH)
11. FEDERAL RESERVE BOARD OF GOVERNORS
12. MONETARY AUTHORITY OF SINGAPORE
13. NETHERLANDS AUTHORITY FOR THE FINANCIAL MARKETS
14. DE NEDERLANDSCHE BANK (THE DUTCH CENTRAL BANK)
15. ESMA REGISTERED TRADE REPOSITORY
16. AUSTRALIA SECURITIES AND INVESTMENTS COMMISSION (ASIC)
17. ALBERTA SECURITIES COMMISSION
18. MUNICIPAL SECURITIES RULEMAKING BOARD
19. ABU DHABI GLOBAL MARKET (ADGM) FINANCIAL SERVICES REGULATORY AUTHORITY
20. MULTISTATE MONEY TRANSMITTER REGULATORS
21. Swiss Financial Market Supervisory Authority (FINMA)

UNITED STATES

FOREIGN AFFILIATE

ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED





ICE Corporate Structure as of June 1, 2024

ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED



INTERCONTINENTAL EXCHANGE, INC.[7]
(NYSE: ICE)

Interactive Data Holdings Corporation

ICE Data Services, Inc.

Interactive Data Real-Time Group, Inc.

ICE Data Services International, Inc.

ICE Data Connectivity & Feeds, Inc.

ICE Data Analytics, LLC

Interactive Data Online Properties, Inc.

ICE Data Pricing & Reference Data, LLC (5)

IDCO Canada Holdings Inc.

Andrew Kalotay Associates, Inc.

IDCO Worldwide Holdings Ltd.

ICE Data Services Wireless LLC

ICE Atrium Inc.

NYSE Technologies Canada Ltd.

Interactive Data Canada Inc.

StrikeNET LLC

IDCO Overseas Holdings Ltd.

Electric Railroad LLC

Glacier Lake Transmission Services Ltd.

Highway Networks LLC

Internet Services Telco LLC

Strike Network Services LLC

Wireless Internetwork LLC

ICE Data Services Ireland Limited

ICE Data Services Europe Limited

ICE Data Services Jersey Limited

ICE Data Services Hong Kong Limited

ICE Data Services Australia Pty Ltd (16)

ICE Data Desktop Solutions Limited (2)

ICE Data Services France SAS

ICE Data Services Singapore Pte Ltd

ICE Data Services Japan KK

ICE Data Services Italy S.r.l

Interactive Data Finance (UK) Ltd.

Engaged Tracking (ET) Index Ltd

UNITED STATES

FOREIGN AFFILIATE



ICE Corporate Structure as of June 1, 2024
ALL SUBSIDIARIES ARE 100% WHOLLY CONTROLLED UNLESS OTHERWISE INDICATED